UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 7)


                            CHARTER BANCSHARES, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of class of securities)

                                   1611571012
                                 (CUSIP Number)

                              Paul J. Polking, Esq.
                                 General Counsel
                             NationsBank Corporation
                          NationsBank Corporate Center
                         Charlotte, North Carolina 28255

                                 (704) 386-5000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 25, 1996
                      (Date of Event Which Requires Filing
                               of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:
[   ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

         The total number of shares reported herein is 2,659,249 shares.


                         (Continued on following pages)

===============================================================================
CUSIP NO. 1611571012
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  NationsBank Corporation
                  I.R.S. Identification No. 56-0906609
-------------------------------------------------------------------------------
2        Check The Appropriate Box If A Member Of A Group *          (a) [ ]
                                                                     (b) [x]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
              Not applicable
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)
              Not applicable
-------------------------------------------------------------------------------
         NUMBER OF                  7       SOLE VOTING POWER
          SHARES                            2,659,249
         BENEFICIALLY               8       SHARED VOTING POWER
          OWNED BY                          None
           EACH
         REPORTING                  9       SOLE DISPOSITIVE POWER
          PERSON                            2,659,249
           WITH
                                    10      SHARED DISPOSITIVE POWER
                                            None
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,659,249                 (See Note 1)
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  [X]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  44%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  HC, CO
===============================================================================

Note 1: Excludes up to 3,402,378 (which amount represents the balance of all outstanding shares of Charter Bancshares, Inc. common stock) that could be acquired upon consummation of the proposed merger of Charter Bancshares, Inc. into a subsidiary of NationsBank Corporation pursuant to the "Merger Agreement." See Items 4 and 5.

         This Amendment No. 7 to Schedule 13D of NationsBank Corporation relates to the common stock, $1.00 par value per share, of Charter Bancshares, Inc. and amends the Schedule 13D dated December 24, 1986 as filed with the Securities and Exchange Commission and as subsequently amended. Except as set forth below, the information in this Schedule 13D, as amended, is reaffirmed.

Item 1.     Security and Issuer.

            The class of equity securities to which this statement relates is the Common Stock, $1.00 par value per share (the "Common Stock") of Charter Bancshares, Inc. ("Charter") which has its principal executive offices in Houston, Texas.

Item 2.     Identity and Background.

            This statement is filed by NationsBank Corporation, a North Carolina corporation ("NationsBank"), the principal business and offices of which are located at NationsBank Corporate Center, Charlotte, North Carolina 28255. NationsBank is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, with its principal assets being the stock of its subsidiaries. Through its banking and nonbanking subsidiaries, NationsBank provides banking and banking-related services primarily throughout the Southeast and Mid-Atlantic States and Texas. Effective December 31, 1991, NationsBank changed its name from "NCNB Corporation" to "NationsBank Corporation."

            Neither NationsBank, nor, to the best of the knowledge of NationsBank, any of its directors or its executive officers has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
            (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Information as to the identity and background of the directors and executive officers of NationsBank is set forth in Appendix I attached hereto, which is incorporated herein by reference.

             If the Merger Agreement (as defined in Item 4) is consummated, the consideration for shares of Charter Bancshares, Inc. capital stock will be authorized but unissued shares of NationsBank common stock. See Item 4.

Item 4.     Purpose of Transaction.

            As more fully described in this Schedule 13D, as originally filed in December 1986 and as subsequently amended, NationsBank and Charter entered into an agreement dated December 17, 1986 (the "First Investment Agreement"), pursuant to which NationsBank purchased 60,000 shares of the Series B Nonvoting Cumulative Convertible Preferred Stock of Charter (the "Series B Preferred Stock"). The shares of Series B Preferred Stock purchased under the First Investment Agreement were convertible into 907,639 shares of Common Stock and 29,602 shares of its Series C Special Common Stock. The Series C Special Common Stock was convertible into Common Stock on a one-for-one basis.

            On November 9, 1987, NationsBank and Charter entered into an agreement dated as of November 6, 1987 between NationsBank and Charter (the "Second Investment Agreement") to purchase 1,238,750 newly issued shares of Common Stock and 11,250 shares of newly issued Series C Special Common Stock, subject to various conditions, including regulatory approvals required by law. On February 24, 1988, the purchase of these shares was closed at a purchase price per share of $5.60, or an aggregate purchase price of $7,000,000.

            On May 31, 1990, Charter converted $1,181,500 of its mandatory convertible debentures (the "Debentures") into 57,645 shares of Common Stock and 91,804 shares of Class B Special Common Stock. As contemplated in connection with the conversion of the Debentures by Charter, on August 1, 1990, NationsBank converted 18,667 shares of the Series B Preferred Stock into 282,382 shares of Common Stock and 9,210 shares of Series C Special Common Stock (the "Conversion").

            On May 18, 1992, NationsBank entered into an agreement with Charter (the "1992 Agreement") providing that for a period of three years commencing on such date (the "Commitment Period"), NationsBank agreed, at Charter's request and subject to certain conditions set forth therein, would purchase and invest up to $10 million (the "Additional Investment") in Common Stock (the "Additional Common Stock") or subordinated debentures (the "Additional Debentures") (the Additional Common Stock and the Additional Debentures together referred to herein as the "Additional Securities").

            On July 31, 1992, Charter declared a Common Stock dividend payable in additional shares of Common Stock, which resulted in NationsBank owning an additional 76,056 shares of Common Stock. On July 31, 1992, Charter also declared a Series C Special Common Stock dividend payable in additional shares of Series C Special Common Stock, which resulted in NationsBank owning an additional 1,023 shares of Series C Special Common Stock.

            NationsBank converted its Series B Preferred Stock into 652,918 shares of Common Stock and 21,294 shares of Series C Special Common Stock effective September 30, 1992. NationsBank then exchanged, pursuant to a Stock Exchange Agreement dated as of September 30, 1992 between Jerry E. Finger and NationsBank, the 21,483 shares of Series C Special Common Stock it owned before the conversion plus the 21,294 shares it acquired upon conversion of the Series B Preferred Stock for 47,055 shares of Common Stock. Such exchange was effective October 2, 1992. As a result of the conversion and exchange, NationsBank owned an aggregate of 2,297,161 shares of Common Stock (and no other shares of Charter capital stock) which shares represented as of the date of the conversion approximately 27% of the combined voting power of all of Charter's capital stock. Since that date, NationsBank has received 362,088 additional shares of Common Stock as stock dividends, and continues to own shares representing approximately 27% of the combined voting power of Charter's capital stock. NationsBank has sole voting and investment power with respect to all shares of Common Stock it owns.

            At the request of Charter and pursuant to the terms of the 1992 Agreement, NationsBank purchased a $7.5 million debenture of Charter on April 19, 1993 and a $2.5 million debenture of Charter on April 8, 1994, fulfilling its $10 million investment under the 1992 Agreement. On April 3, 1995, NationsBank entered into an agreement with Charter (the "1995 Agreement") the terms of which were substantially similar to those in the 1992 Agreement, providing for a further "Additional Investment" of $10 million over a new three year "Commitment Period" commencing on April 3, 1995. No investments have been made under the 1995 Agreement.

            On January 25, 1996, NationsBank and Charter entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for Charter to be merged (the "Merger") with and into a subsidiary of NationsBank and that upon consummation of the Merger each share of Common Stock (other than shares held by NationsBank or Charter other than in a fiduciary capacity or as a result of a debt previously contracted) would be converted into the right to receive 0.385 shares of NationsBank Common Stock. Consummation of the transaction contemplated by the Merger Agreement is subject to numerous conditions, including approval by stockholders of Charter and by state and federal banking regulators. Also on January 25, 1996, Jerry E. Finger (Chairman of the Board and Chief Executive Officer of Charter) and NationsBank entered into an agreement pursuant to which Mr. Finger has agreed to vote on his behalf and as managing general partner of Finger Interests Number One, Ltd. all shares of Common Stock and Charter Special Common Stock owned by him or by such entity (representing approximately 54.77% of the combined voting power of all of Charter's capital stock) in favor of the Merger.

            NationsBank intends to vote its 2,659,249 shares of Common Stock in favor of the Merger Agreement and to use its best efforts to consummate the Merger in accordance with the Merger Agreement.

Item 5.     Interest in Securities of the Issuer.

            NationsBank currently owns 2,659,249 shares of Common Stock, which represents 44% of outstanding shares of Common Stock and 27.1% of the combined voting power of all classes of Charter's capital stock currently outstanding.

            The share amounts and percentages set forth in this Schedule 13D do not include any shares that may be issued to NationsBank pursuant to the 1995 Agreement or shares to be received in the Merger because NationsBank has no power to vote, or to direct the voting of, such shares and no power to dispose of, or to direct the disposition of, such shares, nor does NationsBank have the right to acquire the beneficial ownership of such shares within 60 days and, in the case of shares to be received in the Merger, such shares would be cancelled in the Merger and the voting rights associated with such shares would be extinguished prior to their receipt by NationsBank. See Item 4 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            See response to Item 4 above, which is incorporated by reference in response to this item.

Item 7.     Material to be Filed as Exhibits.

            Exhibit A      Agreement and Plan of Merger between NationsBank
                           Corporation and Charter Bancshares, Inc. dated
                           January 25, 1996.

                                   SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I have certified that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 1996

                             NATIONSBANK CORPORATION



                             BY: /s/ Paul J. Polking
                                 Paul J. Polking
                                 Executive Vice President and General Counsel

                                   APPENDIX I

                            DIRECTORS OF NATIONSBANK*



                                   Business Address of Individual and
                                   the Organization with which                 Present Principal Occupation
NAME                               Individual is Principally Employed          or Employment

Ronald W. Allen                    Hartsfield Atlanta Int'l Airport            Chairman of the Board, President
                                   Atlanta, GA 30320                           and Chief Executive Officer,
                                                                               Delta Airlines, Inc.

William M. Barnhardt               6100 Fairview Road                          Chairman of the Board, Southern
                                   Suite 970                                   Webbing Mills, Inc. (textile
                                   Charlotte, NC 28210                         manufacturing company)

Thomas E. Capps                    901 East Byrd Street                        Chairman of the Board, President
                                   Riverfront Plaza, West Tower                and Chief Executive Officer,
                                   Richmond, VA 23219-4072                     Dominion Resources, Inc.
                                                                               (electric utility holding company)

Charles W. Coker                   North Second Street                         Chairman and Chief Executive
                                   Hartsville, SC 29550                        Officer, Sonoco Products
                                                                               Company (manufacturer of paper
                                                                               and plastic products)

Thomas G. Cousins                  2500 Windy Ridge Parkway                    Chairman and Chief Executive
                                   Suite 1600                                  Officer, Cousins Properties
                                   Atlanta, GA 30339                           Incorporated (real estate
                                                                               development company)

Alan T. Dickson                    Suite 2000                                  Chairman, Ruddick Corporation
                                   Two First Union Center                      (diversified holding company)
                                   Charlotte, NC 28282

W. Frank Dowd, Jr.                 2109 Randolph Road                          Chairman of the Executive
                                   Charlotte, NC 28207                         Committee, Charlotte Pipe &
                                                                               Foundry Company (manufacturer
                                                                               of cast iron and plastic pipe and
                                                                               fittings)

Paul Fulton                        University of North Carolina                Dean, Kenan-Flagler Business
                                   Campus Box 3490, Carroll Hall               School, University of North
                                   Chapel Hill, NC 27599-3490                  Carolina

L. L. Gellerstedt, Jr.             70 Ellis Street, N.E.                       Chairman of the Executive
                                   Atlanta, GA 30301                           Committee, Beers Construction
                                                                               Company (general contractor)

Timothy L. Guzzle                  702 North Franklin Street                   Chairman of the Board and Chief
                                   Tampa, FL 33602                             Executive Officer, TECO Energy,
                                                                               Inc. (electric utility holding
                                                                               company)








W. W. Johnson                      1301 Gervais Street                         Chairman of the Executive
                                   Columbia, SC 29201                          Committee, NationsBank
                                                                               Corporation

Hugh L. McColl, Jr.                NationsBank Corporate Center                Chairman of the Board and Chief
                                   Charlotte, NC 28255                         Executive Officer, NationsBank
                                                                               Corporation

Buck Mickel                        301 North Main Street                       Chairman of the Board and Chief
                                   Greenville, SC 29601-2170                   Executive Officer, R.S.I.
                                                                               Holdings, Inc. (holding company
                                                                               of corporations involved in
                                                                               distribution and textiles)

John J. Murphy                     2001 Ross Avenue                            Chairman of the Board, Dresser
                                   Dallas, TX 75201                            Industries, Inc. (supplier of
                                                                               engineered products and services
                                                                               utilized in energy-related
                                                                               activities)

John C. Slane                      313 South Centennial                        President, Slane Hosiery Mills,
                                   High Point, NC 27260                        Inc. (manufacturer of textile
                                                                               products)

John W. Snow                       901 East Cary Street                        Chairman of the Board, President
                                   One James Center, 20th Floor                and Chief Executive Officer, CSX
                                   Richmond, VA 23219                          Corporation (transportation
                                                                               company)

Meredith R. Spangler               400 East Franklin Street                    Trustee and Board Member
                                   Chapel Hill, NC 27514

Robert H. Spilman                  235 Main Street                             Chairman of the Board and Chief
                                   Bassett, VA 24055                           Executive Officer, Bassett
                                                                               Furniture Industries, Inc.
                                                                               (furniture manufacturer)

Ronald Townsend                    1100 Wilson Boulevard                       President/Gannett Television
                                   Arlington, VA 22234                         (communications company)

E. Craig Wall, Jr.                 2431 Highway 501                            President, Canal Industries, Inc.
                                   Conway, SC 29526                            (forest products)

Jackie M. Ward                     Building G, Fourth Floor                    President and Chief Executive
                                   5775 Peachtree-Dunwoody Road                Officer, Computer Generation
                                   Atlanta, GA 30342                           Incorporated (computer software
                                                                               company)








                  ADDITIONAL EXECUTIVE OFFICERS OF NATIONSBANK*

                                   Business Address of Individual and
                                   the Organization with which                 Present Principal Occupation
NAME                               Individual is Principally Employed          or Employment

Fredric J. Figge, II               NationsBank Corporate Center                Chairman, Corporate Risk Policy,
                                   Charlotte, NC 28255                         NationsBank Corporation

James H. Hance, Jr.                NationsBank Corporate Center                Vice Chairman and Chief
                                   Charlotte, NC 28255                         Financial Officer, NationsBank
                                                                               Corporation

Kenneth D. Lewis                   NationsBank Corporate Center                President, NationsBank
                                   Charlotte, NC 28255                         Corporation

Marc D. Oken                       NationsBank Corporate Center                Executive Vice President and
                                   Charlotte, NC 28255                         Chief Accounting Officer,
                                                                               NationsBank Corporation

F. William Vandiver                NationsBank Corporate Center                President, Global Finance
                                   Charlotte, NC 28255                         NationsBank Corporation




--------
* To the best knowledge of NationsBank, each of the listed directors and executive officers is a citizen of the United States.

                                   Exhibit A


                          AGREEMENT AND PLAN OF MERGER

                                     between

                             NATIONSBANK CORPORATION

                                       AND

                            CHARTER BANCSHARES, INC.






                                January 25, 1996

                                TABLE OF CONTENTS


                                    ARTICLE I

                               CERTAIN DEFINITIONS

                                                                                                                Page


1.01         Certain Definitions..................................................................................1

                                   ARTICLE II

                       THE MERGER AND RELATED TRANSACTIONS

2.01         Merger...............................................................................................7
2.02         Time and Place of Closing............................................................................7
2.03         Effective Time.......................................................................................7
2.04         Reservation of Right to Revise Transaction...........................................................8

                                   ARTICLE III

                           MANNER OF CONVERTING SHARES

3.01         Conversion...........................................................................................8
3.02         Anti-Dilution Provisions.............................................................................9

                                   ARTICLE IV

                               EXCHANGE OF SHARES

4.01         Exchange Procedures.................................................................................10
4.02         Voting and Dividends................................................................................10

                                    ARTICLE V

                    REPRESENTATIONS AND WARRANTIES OF CHARTER

5.01         Organization, Standing, and Authority...............................................................11
5.02         Charter Capital Stock...............................................................................11
5.03         Subsidiaries........................................................................................12
5.04         Authorization of Merger and Related Transactions....................................................13
5.05         Securities Reporting Documents and Financial  Statements............................................14
5.06         Absence of Undisclosed Liabilities..................................................................14
5.07         Tax Matters.........................................................................................14
5.08         Allowance for Credit Losses.........................................................................15
5.09         Other Tax and Regulatory Matters....................................................................15
5.10         Properties..........................................................................................16
5.11         Compliance with Laws................................................................................16
5.12         Employee Benefit Plans..............................................................................17
5.13         Commitments and Contracts...........................................................................18
5.14         Material Contract Defaults..........................................................................19
5.15         Legal Proceedings...................................................................................19
5.16         Absence of Certain Changes or Events................................................................19
5.17         Reports.............................................................................................19
5.18         Statements True and Correct.........................................................................20
5.19         Insurance...........................................................................................20
5.20         Labor...............................................................................................20

                                       -i-



                                                                                                               Page

5.21         Material Interests of Certain Persons...............................................................21
5.22         Registration Obligations............................................................................21
5.23         Brokers and Finders.................................................................................21
5.24         State Takeover Laws.................................................................................21
5.25         Environmental Matters...............................................................................21

                                   ARTICLE VI

                  REPRESENTATIONS AND WARRANTIES OF NATIONSBANK

6.01         Organization, Standing and Authority................................................................22
6.02         NationsBank Capital Stock...........................................................................22
6.03         Authorization of Merger and Related Transactions....................................................23
6.04         Financial Statements................................................................................23
6.05         NationsBank SEC Reports.............................................................................24
6.06         Statements True and Correct.........................................................................24
6.07         Common Stock........................................................................................24
6.08         Tax and Regulatory Matters..........................................................................24
6.09         Litigation..........................................................................................24
6.10         Brokers and Finders.................................................................................24

                                   ARTICLE VII

                CONDUCT OF BUSINESSES PRIOR TO THE EFFECTIVE TIME

7.01         Conduct of Business Prior to the Effective Time.....................................................25
7.02         Forbearances........................................................................................25
7.03         Plan Termination....................................................................................27

                                  ARTICLE VIII

                              ADDITIONAL AGREEMENTS

8.01         Access and Information..............................................................................27
8.02         Registration Statement; Regulatory Matters..........................................................28
8.03         Stockholders' Approval..............................................................................29
8.04         Press Releases......................................................................................29
8.05         Notice of Defaults..................................................................................29
8.06         Miscellaneous Agreements and Consents; Affiliates Agreements........................................29
8.07         Indemnification.....................................................................................30
8.08         SAR Plan; Restricted Stock..........................................................................31
8.09         Certain Change of Control Matters...................................................................31
8.10         Stock Exchange Listing..............................................................................32
8.11         Declaration of Dividends............................................................................32
8.12         Employee Benefits...................................................................................32
8.13         Certain Actions.....................................................................................32
8.14         Acquisition Proposals...............................................................................33
8.15         Termination Fee.....................................................................................33
8.16         Accruals............................................................................................34
8.17         Post-Closing Actions................................................................................34
8.18         Prepayment of Indebtedness..........................................................................34

                                      -ii-



                                                                                                               Page

8.19         Waiver of Restrictions in Investment Agreements.....................................................34

                                   ARTICLE IX

                                   CONDITIONS

9.01         Conditions to Each Party's Obligation to Effect the Merger..........................................34
9.02         Conditions to Obligations of Charter to Effect the  Merger..........................................35
9.03         Conditions to Obligations of NationsBank to Effect the Merger.......................................35

                                    ARTICLE X

                                   TERMINATION

10.01        Termination.........................................................................................36
10.02        Effect of Termination...............................................................................39
10.03        Non-Survival of Representations, Warranties and Covenants
             Following the Effective Time........................................................................39


                                                                                                               Page

                                   ARTICLE XI

                               GENERAL PROVISIONS

11.01        Expenses............................................................................................39
11.02        Entire Agreement....................................................................................39
11.03        Amendments..........................................................................................40
11.04        Waivers.............................................................................................40
11.05        No Assignment.......................................................................................40
11.06        Notices.............................................................................................40
11.07        Specific Performance................................................................................41
11.08        Governing Law.......................................................................................41
11.09        Counterparts........................................................................................41
11.10        Captions............................................................................................41
11.11        Severability........................................................................................41


                          AGREEMENT AND PLAN OF MERGER

         THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") dated as of January 25, 1996, between NATIONSBANK CORPORATION ("NationsBank"), a North Carolina corporation and a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and CHARTER BANCSHARES, INC., a Texas corporation and a registered bank holding company under the BHCA ("Charter"). Capitalized terms not otherwise defined herein shall have the meanings ascribed in Article I.

                              W I T N E S S E T H:

         WHEREAS, pursuant to the terms and subject to the conditions of this Agreement, NationsBank will acquire Charter through the merger of Charter with and into NB Holdings Corporation, a Delaware corporation and a wholly owned subsidiary of NationsBank ("Holdings") or a newly formed direct wholly owned subsidiary of NationsBank (Holdings or such new subsidiary being referred to herein as the "Merger Subsidiary"), or by such other means as provided for herein (the "Merger"); and

         WHEREAS, the Merger is intended to qualify as a tax-free reorganization pursuant to Section 368 of the Code; and

         WHEREAS, the respective Boards of Directors of NationsBank and Charter have resolved that the transactions described herein are in the best interests of the parties and their respective stockholders and have approved the transactions described herein; and

         WHEREAS,   NationsBank  and  Charter  desire  to  provide  for  certain
undertakings,   conditions,   representations,   warranties   and  covenants  in
connection with the transactions contemplated by this Agreement;

         NOW THEREFORE, in consideration of the premises and the mutual representations, warranties and agreements contained herein, the parties hereto agree as follows:


                                    ARTICLE I

                               CERTAIN DEFINITIONS

         1.01 Certain Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

                      (a) "Acquisition Proposal" shall have the meaning set forth in Section 8.14.

                      (b) "Acquisition Transaction" shall have the meaning set forth in Section 8.14.

                      (c) "Affiliate" shall mean, with respect to any Person, any Person that, directly or indirectly, controls or is controlled by or is under common control with such Person.

                      (d) "Agreement" shall have the meaning set forth in the introduction to this Agreement.

                      (e)  "Allowance"  shall  have  the  meaning  set  forth in
         Section 5.08.

                      (f) "Approvals" shall mean any and all permits, consents, authorizations and approvals of any governmental or regulatory authority or of any other third person necessary to give effect to the arrangement contemplated by this Agreement or necessary to consummate the Merger.

                      (g)  "Authorizations"  shall have the meaning set forth in
         Section 5.01.

                      (h) "BHCA" shall have the meaning set forth in the introduction to this Agreement.

                      (i) "Charter" shall have the meaning set forth in the introduction to this Agreement.

                      (j) "Charter Benefit Plans" shall have the meaning set forth in Section 5.12(a).

                      (k) "Charter Board" shall mean the Board of Directors of Charter.

                      (l) "Charter  Capital Stock" shall mean  collectively  the
         Charter  Common  Stock,   Charter  Special  Common  Stock  and  Charter
         Preferred Stock.

                      (m) "Charter Common Stock" shall mean the common stock, par value $1.00 per share, of Charter.

                      (n)  "Charter   Disclosure   Schedule"   shall  mean  that
         document containing the written detailed information prepared by Charter and delivered by Charter to NationsBank.

                      (o) "Charter ERISA Plan" shall have the meaning set forth in Section 5.12(a).

                      (p) "Charter Financial Statements" shall have the meaning set forth in Section 5.05.

                      (q) "Charter Preferred Stock" shall mean the Preferred Stock, $50.00 par value, of Charter.

                      (r) "Charter Special Common Stock" shall mean the Class B Special Common Stock, par value $1.00 per share, and the Class C Special Common Stock, par value $1.00 per share, of Charter.

                      (s) "Charter Stock Plan" shall have the meaning set forth in Section 5.12.

                      (t) "Closing" shall have the meaning set forth in Section 2.02.
                      (u) "Code" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder.

                      (v) "Commissioner" shall mean the Commissioner of the Texas Savings and Loan Department and, if its approval of the transactions described herein is required by law, the Texas Banking Commissioner.

                      (w)  "Condition"  shall  have  the  meaning  set  forth in
         Section 5.01.

                      (x) "DGCL"  shall mean the  Delaware  General  Corporation
         Law.

                      (y) "Department" shall mean the Texas Savings and Loan Department and, if its approval of the transactions described herein is required by law, the Texas Department of Banking.

                      (z) "Dissenting Shares" shall have the meaning set forth in Section 3.01.

                      (aa) "Effective  Time" shall have the meaning set forth in
         Section 2.03.

                      (ab) "Employee" shall mean any current or former employee, officer or director, independent contractor or retiree of Charter or its Subsidiaries and any dependent or spouse thereof.

                      (ac) "Environmental Law" shall have the meaning set forth in Section 5.25.

                      (ad) "ERISA" shall have the meaning set forth in Section 5.12.
                      (ae) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

                      (af) "Exchange  Agent" shall have the meaning set forth in
         Section 3.01(e).

                      (ag)   "Exchange   Ratio"   shall  mean  0.385  shares  of
         NationsBank Common Stock for each share of Charter Common Stock or Charter Special
         Common Stock.

                      (ah)  "Expenses"  shall  have  the  meaning  set  forth in
         Section 8.15.

                      (ai) "FDIC" shall mean the Federal Deposit Insurance Corporation.

                      (aj) "Federal Reserve Board" shall mean the Board of Governors of the Federal Reserve System and any Federal Reserve Bank.

                      (ak) "GAAP" shall mean generally accepted accounting principles in the United States.

                      (al) "Holdings" shall have the meaning set forth in the recitals to this Agreement.
                      (am) "Indemnified Party" shall have the meaning set forth in Section 8.07.
                      (an) "Liens" shall have the meaning set forth in Section 5.03.
                      (ao) "Material Adverse Effect" shall have the meaning set forth in Section 5.01.
                      (ap) "Maximum  Amount" shall have the meaning set forth in
         Section 8.07.
                      (aq) "Merger" shall have the meaning set forth in the recitals to this Agreement.
                      (ar) "Merger  Consideration" shall mean the combination of
         (i) NationsBank Common Stock and (ii) cash in lieu of fractional shares to be issued by NationsBank in the Merger.

                      (as) "Merger Subsidiary" shall have the meaning set forth in the recitals of this Agreement.

                      (at)  "NASD"  shall  mean  the  National   Association  of
         Securities Dealers, Inc.
                      (au) "NationsBank" shall have the meaning set forth in the introduction to this Agreement.

                      (av) "NationsBank Common Stock" shall mean the common stock of NationsBank.
                      (aw) "NationsBank Financial Statements" shall have the meaning set forth in Section 6.04.

                      (ax) "NationsBank SEC Documents" shall have the meaning set forth in Section 6.04.

                      (ay) "NYSE" shall mean the New York Stock Exchange, Inc.
                      (az) "OCC" shall mean the Office of the Comptroller of the Currency.

                      (ba) "OTS" shall mean the Office of Thrift Supervision.
                      (bb) "Permitted Liens" are (i) Liens for current taxes not yet due and payable and incurred in the ordinary course of business,
         (ii) with respect to a lease, the interest of the lessor thereunder, including any Liens on the interest of such lessor, and (iii) such imperfections of title, Liens, restrictions and easements that do not materially impair the use or value of the properties or assets or otherwise materially impair the current operations relating to the business of Charter or its
         Subsidiaries.

                  (bc) "Person" or "person" shall mean any individual, corporation, association, partnership, group (as defined in Section 13(d)(3) of the Exchange Act), joint venture, trust or unincorporated organization, or a government or any agency or political subdivision thereof.

                  (bd)  "Proxy  Statement"  shall have the  meaning set forth in
         Section 5.18.
                  (be) "Redemption" shall have the meaning set forth in Section 3.01.
                  (bf) "Registration Statement" shall have the meaning set forth in Section 5.18.
                  (bg) "Regulatory Agreement" shall have the meaning set forth in Section 5.11(b).
                  (bh) "Regulatory Authorities" shall have the meaning set forth in Section 5.11(b).

                  (bi) "Remedies Exception" shall mean any bankruptcy, reorganization, insolvency, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors' rights generally and general principles of equity (regardless of whether enforcement is considered in a proceeding at law or in equity).

                  (bj)  "Reports"  shall have the  meaning  set forth in Section
         5.17.
                  (bk)  "Restricted  Stock"  shall have the meaning set forth in
         Section 8.08.
                  (bl) "SAR Plan" shall mean the 1991 Charter Bancshares, Inc. Stock Appreciation Rights Plan.

                  (bm) "SEC" shall mean the Securities and Exchange Commission.

                  (bn) "Securities Act" shall mean the Securities Act of 1933, as amended.
                  (bo)  "Securities  Laws"  shall have the  meaning set forth in
         Section 5.04(c).
                  (bp) "Securities Reporting Documents" shall have the meaning set forth in Section 5.05.

                  (bq) "State Regulatory Commissioners" shall have the meaning set forth in Section 5.04(c).

                  (br) "Stockholders' Meeting" shall have the meaning set forth in Section 5.18.

                  (bs) "Subsidiary" shall mean, in the case of either NationsBank or Charter, any corporation, association or other entity in which it owns or controls, directly or indirectly, 25% or more of the outstanding voting securities or 25% or more of the total equity interest; provided, however, that (i) the term shall not include any such entity in which such voting securities or equity interest is owned or controlled in a fiduciary capacity, without sole voting power, or was acquired in securing or collecting a debt previously contracted in good faith and (ii) in the case of NationsBank, the term shall not include Charter.

                  (bt)  "Subsidiary  Bank Merger(s)"  shall have the meaning set forth in Section 2.04.
                  (bu) "Surviving  Corporation" shall have the meaning set forth in Section 2.01.
                  (bv) "Tax" or "Taxes" shall mean all federal, state, local and foreign taxes, charges, fees, levies, imposts, duties or other assessments, including, without limitation, income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by the United States or any state, local, foreign government or subdivision or agency thereof, including, without limitation, any interest, penalties or additions thereto.

                  (bw) "Taxable Period" shall mean any period prescribed by any governmental authority, including, but not limited to, the United States or any state, local, foreign government or subdivision or agency thereof for which a Tax Return is required to be filed or Tax is required to be paid.

                  (bx) "Tax Return" shall mean any report, return, information return or other information required to be supplied to a taxing authority in connection with Taxes, including, without limitation, any return of an affiliated or combined or unitary group that includes Charter or any of its Subsidiaries.

                  (by) "TBCA" shall mean the Texas Business Corporation Act, as amended.
                  (bz)     "Termination Fee" shall have the meaning set forth in
         Section 8.15.

                  (ca) "Voting Power" shall mean the right to vote generally in the election of Directors of Charter through the beneficial ownership of Charter Capital Stock or other securities entitled to vote generally in the election of directors of Charter.

                                   ARTICLE II

                       THE MERGER AND RELATED TRANSACTIONS

         2.01  Merger.

                    (a) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the TBCA, at the Effective Time, Charter shall be merged with and into Merger Subsidiary. As a result of the Merger, the separate existence of Charter shall thereupon cease, and Merger Subsidiary shall continue as the surviving corporation of the Merger (the "Surviving Corporation"). NationsBank shall cause the Board of Directors of Merger Subsidiary (i) to approve this Agreement and the transactions contemplated hereunder and (ii) to authorize and direct an officer of Merger Subsidiary to execute and deliver a counterpart of this Agreement.

                    (b) The certificate of incorporation of Merger Subsidiary as in effect on the Effective Time (a copy of which at the date of this Agreement is set forth as Exhibit A hereto) shall be the certificate of incorporation of the Surviving Corporation.

                    (c) The bylaws of Merger Subsidiary as in effect on the Effective Time shall be the bylaws of the Surviving Corporation.

                    (d) The directors of Merger Subsidiary immediately prior to the Effective Time shall be the directors of the Surviving Corporation and the officers of Merger Subsidiary immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case until their respective successors are duly elected and qualified.

                    (e) The Merger shall have the effects set forth in Sections 259 and 261 of the DGCL and Section 5.06 of the TBCA.

         2.02 Time and Place of Closing. The closing of the transactions contemplated hereby (the "Closing") will take place at the offices of counsel to Charter in Houston, Texas at 10:00 A.M. on the date that the Effective Time occurs, or at such other time, and at such place, as may be mutually agreed upon by NationsBank and Charter.

         2.03 Effective Time. On the business day selected by NationsBank occurring within 10 business days following the date on which the expiration of all applicable waiting periods in connection with approvals of governmental authorities necessary to effectuate the Merger occurs and all conditions to the consummation of this Agreement are satisfied or waived, unless an earlier or later date has been agreed by the parties, appropriate articles of merger or certificates of merger shall be executed in accordance with all appropriate legal requirements and shall be filed as required by law, and the Merger provided for herein shall become effective upon such filing or at such time as may be specified in such articles or certificates of merger. The time of such filing or such later effective time is herein called the "Effective Time."

 2.04 Reservation of Right to Revise Transaction; Further Actions. (a) NationsBank may at any time change the method of effecting the acquisition of Charter by NationsBank (including,
                                                         7
without limitation, the provisions as set forth in Article III) if and to the extent that it deems such a change to be desirable; provided, however, that no such change shall (A) alter or change the amount or the kind of the consideration to be received by the holders of Charter Common Stock or Charter Special Common Stock as provided for in this Agreement; (B) adversely affect the tax treatment to Charter stockholders as a result of receiving the Merger Consideration (in the opinion of Charter's tax counsel); (C) take the form of an asset purchase agreement; or (D) adversely affect the timing of the transaction described herein.

         (b) To facilitate the Merger and the acquisition, each of the parties will execute such additional agreements and documents and take such other actions as NationsBank determines necessary or appropriate, including, without limitation, if NationsBank so elects, entering into agreements to facilitate the merger(s) of Charter's banking Subsidiaries with and into each other or NationsBank of Texas, National Association, simultaneously with, or promptly following, the consummation of the Merger (the "Subsidiary Bank Merger(s)").

                                   ARTICLE III

                           MANNER OF CONVERTING SHARES

         3.01  Conversion.

                (a) Subject to the provisions of this Article III, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, the shares of the constituent corporations shall be converted as follows:

                              (i) Each of the  shares of common  stock of Merger
                  Subsidiary issued and outstanding immediately prior to the Effective Time shall remain outstanding as one share of common stock of the Surviving Corporation; and

                             (ii) Except as provided  in Section  3.01(c),  each
                  share of Charter Common Stock and Charter Special Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and become the right to receive a fractional number of shares of NationsBank Common Stock equal to the Exchange Ratio.

                 (b) Each share of Charter Preferred Stock issued and outstanding at the date of this Agreement shall be redeemed prior to the Effective Time at the $50.00 plus accrued unpaid dividend per share price and in the manner provided in the Charter Restated Articles of Incorporation, as amended (the "Redemption").

                 (c) Each of the shares of Charter Capital Stock held by NationsBank or any of its wholly owned Subsidiaries or by Charter or its wholly owned Subsidiaries, other than shares held by NationsBank or any of its wholly owned Subsidiaries or Charter or its wholly owned Subsidiaries in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

                  (d) Notwithstanding any other provision of this Agreement, each holder of shares of Charter Common Stock or Charter Special Common Stock exchanged pursuant to the Merger, who would otherwise have been entitled to receive or purchase a fraction of a share of NationsBank Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of NationsBank Common Stock multiplied by the closing price for such share reported by The Wall Street Journal on the last business day prior to the Closing Date. No such holder will be entitled to dividends, voting rights or any other rights as a stockholder in respect of any fractional share.

                   (e) At the Effective Time, the stock transfer books of Charter shall be closed as to holders of Charter Common Stock and Charter Special Common Stock immediately prior to the Effective Time and no transfer of Charter Common Stock and Charter Special Common Stock by any such holder shall thereafter be made or recognized. If, after the Effective Time, certificates are properly presented in accordance with Article IV of this Agreement to the exchange agent, which shall be selected by NationsBank (the "Exchange Agent"), such certificates shall be canceled and exchanged for certificates representing the number of whole shares of NationsBank Common Stock and a check representing the amount of cash in lieu of fractional shares, if any, into which the Charter Common Stock or Charter Special Common Stock represented thereby was converted in the Merger. Any other provision of this Agreement notwithstanding, neither NationsBank, the Surviving Corporation nor the Exchange Agent shall be liable to a holder of Charter Capital Stock for any amount paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat, or similar law.

                  (f) Shares held by each holder of Charter Common Stock or Charter Special Common Stock who has not voted such shares in favor of the Merger and with respect to which payment for such shares shall have been duly demanded in accordance with Section 5.12 of the TBCA ("Dissenting Shares") shall not be converted into and represent the right to receive Merger Consideration; provided, however, that if any such stockholder shall withdraw his or her demand for payment or shall fail to perfect his or her dissenter's rights in accordance with the TBCA, then such holder's Dissenting Shares shall cease to be Dissenting Shares and shall, subject to the terms of this Agreement, be converted into and represent the right to receive the Merger Consideration.

         3.02 Anti-Dilution Provisions. The Exchange Ratio shall be adjusted appropriately to reflect any stock dividends, splits, recapitalizations or other similar transactions with respect to the NationsBank Common Stock where the record date occurs prior to the Effective Time.


                                   ARTICLE IV

                               EXCHANGE OF SHARES

         4.01 Exchange Procedures. Before or promptly after the Effective Time, NationsBank and Charter shall cause the Exchange Agent to mail appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of
Charter  Common  Stock or Charter  Special  Common  Stock shall pass,  only upon proper delivery of such certificates to the Exchange Agent) to the former stockholders of Charter. After the Effective Time, each holder of shares of Charter Common Stock or Charter Special Common Stock issued and outstanding at the Effective Time (other than shares to be canceled pursuant to Section
3.01(b)) shall surrender the certificate or certificates theretofore representing such shares, together with such transmittal materials properly executed, to the Exchange Agent and promptly upon surrender shall receive in exchange therefor the consideration provided in Section 3.01 of this Agreement, together with all declared but unpaid dividends in respect of such shares. The certificate or certificates for Charter Common Stock or Charter Special Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. To the extent provided by Section 3.01(c), each holder of shares of Charter Common Stock or Charter Special Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional shares of NationsBank Common Stock to which such holder would otherwise be entitled. NationsBank shall not be obligated to deliver the consideration to which any former holder of Charter Common Stock or Charter Special Common Stock is entitled as a result of the Merger until such holder surrenders his certificate or certificates representing shares of Charter Common Stock or Charter Special Common Stock for exchange as provided in this Article IV. In addition, certificates surrendered for exchange by any person constituting an "affiliate" of Charter for purposes of Rule 145(c) under the Securities Act shall not be exchanged for certificates representing whole shares of NationsBank Common Stock until NationsBank has received a written agreement from such person as provided in Section 8.06. If any certificate for shares of NationsBank Common Stock, or any check representing cash or declared but unpaid dividends, is to be issued in a name other than that in which a certificate surrendered for exchange is issued, the certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and the person requesting such exchange shall affix any requisite stock transfer tax stamps to the certificate surrendered or provide funds for their purchase or establish to the satisfaction of the Exchange Agent that such taxes are not payable.

         4.02 Voting and Dividends. Former stockholders of record of Charter shall be entitled to vote after the Effective Time at any meeting of NationsBank stockholders the number of whole shares of NationsBank Common Stock into which their respective shares of Charter Capital Stock are converted, regardless of whether such holders have exchanged their certificates representing Charter Capital Stock for certificates representing NationsBank Common Stock in accordance with the provisions of this Agreement. Until surrendered for exchange in accordance with the provisions of Section 4.01, each certificate theretofore representing shares of Charter Capital Stock (other than shares to be canceled pursuant to Section 3.01) shall from and after the Effective Time represent for all purposes only the right to receive shares of NationsBank Common Stock and cash, as set forth in this Agreement. No dividend or other distribution payable to the holders of record of NationsBank Common Stock, at or as of any time after the Effective Time, shall be paid to the holder of any certificate representing shares of Charter Capital Stock issued and outstanding at the Effective Time until such holder physically surrenders such certificate for exchange as provided in Section 4.01, promptly after which time all such dividends or distributions shall be paid (without interest).

                                    ARTICLE V

                    REPRESENTATIONS AND WARRANTIES OF CHARTER

          Charter represents and warrants to NationsBank, subject to such exceptions and limitations as are set forth below or in the Charter Disclosure Schedule, as follows:

         5.01 Organization, Standing, and Authority. Charter is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas. Charter is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be duly qualified would have a material adverse effect on the financial condition, results of operations or business (the "Condition") of Charter and its Subsidiaries on a consolidated basis or on the ability of Charter or its Subsidiaries to consummate the transactions contemplated hereby (a "Material Adverse Effect"). Charter has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its assets, properties and business, except where the failure to have such power and authority would not have a Material Adverse Effect, and to execute and deliver this Agreement and perform the terms of this Agreement. Charter is duly registered as a bank holding company under the BHCA. Charter has in effect all federal, state, local and foreign governmental, regulatory and other authorizations, permits and licenses (collectively, "Authorizations") necessary for it to own or lease its properties and assets and to carry on its business as now conducted, the absence of which, either individually or in the aggregate, would have a Material Adverse Effect.

         5.02  Charter Capital Stock.

                  (a) At December 31, 1995, the authorized and the issued and outstanding Charter Capital Stock consisted of the following:
                                                                 Issued and
                                             Authorized         Outstanding

         Charter Common Stock:                  12,000,000         6,061,627
         Charter Special Common Stock:
           Class B                                 250,000           219,718
           Series C                                 50,000            49,518
           Additional (undesignated)             2,700,000                 0

         Charter Preferred Stock                   400,000            14,201



         Since December 31, 1995, Charter has issued no additional Charter Capital Stock and has no commitments, options or agreements to issue any additional shares. At the same date, Charter had outstanding shares with a par value of $7,220,000, capital surplus of $41,107,000 and undivided profits of approximately $13,480,000. All of the issued and outstanding shares of Charter Capital Stock are duly and validly issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of the Charter Capital Stock has been issued in the violation of any preemptive rights or any provision of Charter's Restated Articles of Incorporation, as amended. As of the date of this Agreement, no shares of Charter Capital Stock have been reserved for any purpose.

                  (b) Except as set forth above or in Section 5.02 of the Charter Disclosure Schedule, there are no shares of Charter Capital Stock, or other equity securities of Charter outstanding and no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of Charter or contracts, commitments, understandings or arrangements by which Charter is or may be bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock. There are no contracts, commitments, understandings or arrangements by which Charter or any of its Subsidiaries is or may be bound to transfer any shares of the capital stock of any Subsidiary of Charter, except for a transfer to Charter or any of its wholly owned Subsidiaries and except as set forth in the Charter Disclosure Schedule, and there are no agreements, understandings or commitments relating to the right of Charter to vote or to dispose of such shares, other than such as are held in a fiduciary capacity.

                  (c) The Charter Board has duly authorized and approved the Redemption.

                  (d) Except as set forth in Section 5.02(d) of the Charter Disclosure Schedule, there are no securities required to be issued by Charter under any Charter Stock Plan, dividend reinvestment or similar plan.

         5.03 Subsidiaries. Section 5.03 of the Charter Disclosure Schedule contains a complete list of Charter's Subsidiaries. Except as provided in the Charter Disclosure Schedule, all of the outstanding shares of each Subsidiary are owned by Charter and no equity securities are or may become required to be issued by reason of any options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any Subsidiary, and there are no contracts, commitments, understandings or arrangements by which any Subsidiary is bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock. All of the shares of capital stock of each Subsidiary are fully paid and nonassessable and are owned free and clear of any claim, lien, pledge or encumbrance of whatsoever kind ("Liens"). Each Subsidiary (i) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated or organized, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would have a Material Adverse Effect, (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted and (iv) has in effect all Authorizations necessary for it to own or lease its properties and assets and to carry on its business as now conducted, the absence of which Authorizations, individually or in the aggregate, would have a Material Adverse Effect.

         5.04  Authorization of Merger and Related Transactions.

                  (a) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the consummation of the Merger, if any) have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Charter, including (i) waiver by the Charter Board of all restrictions upon ownership by NationsBank of Charter Capital Stock contained in any agreement between the parties hereto and (ii) approval of the Merger by the Charter Board, subject to the approval of the Merger by the stockholders of Charter to the extent required by the applicable law. The only stockholder approval required for the approval of the Merger is the approval of two-thirds of the outstanding shares of Charter Capital Stock voting together as if a single class (and in which voting, each share of Charter Special Common Stock shall be entitled to 14 votes). This Agreement, subject to any requisite stockholder approval hereof with respect to the Merger, represents a valid and legally binding obligation of Charter, enforceable against Charter in accordance with its terms, except as such enforcement may be limited by the Remedies Exception.
                  (b) Except as set forth in Section 5.04 of the Charter Disclosure Schedule, neither the execution and delivery of this Agreement by Charter, nor the consummation by Charter of the transactions contemplated hereby or thereby nor compliance by Charter with any of the provisions hereof or thereof will (i) conflict with or result in a breach of any provision of Charter's Restated Articles of Incorporation, as amended, or amended and restated bylaws or (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any Lien upon, any property or assets of any of Charter or its Subsidiaries pursuant to any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which any of them is a party or by which any of them or any of their properties or assets may be subject and that would have in any such event, a Material Adverse Effect, or (iii) subject to receipt of the requisite approvals referred to in Sections 9.01(a) and 9.01(b) of this Agreement, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Charter or its Subsidiaries or any of their properties or assets.

                  (c) Other than (i) in connection or compliance with the provisions of applicable state corporate and securities laws, the Securities Act, the Exchange Act, and the rules and regulations of the SEC promulgated thereunder (the "Securities Laws"), and (ii) consents, authorizations, approvals or exemptions required from the Commissioner and necessary state insurance commissioners (collectively, the "State Regulatory Commissioners"), the OCC, the OTS, or the Federal Reserve Board, no notice to, filing with, authorization of, exemption by, or consent or approval of any public body or authority is necessary for the consummation by Charter of the Merger and the other transactions contemplated in this Agreement.

         5.05 Securities Reporting Documents and Financial  Statements.  Charter
(i) has delivered to NationsBank copies of the consolidated balance sheets and the related consolidated statements of earnings, changes in shareholders' equity and cash flows (including related notes and schedules) of Charter and its consolidated Subsidiaries as of and for the periods ended September 30, 1995 and December 31, 1994 included in a quarterly report on Form 10-Q or an annual report on Form 10-K, as the case may be, filed by Charter pursuant to the Securities Laws, and (ii) has furnished NationsBank with a true and complete copy of each material report, schedule, registration statement and definitive proxy statement filed by Charter with the SEC from and after January 1, 1993 (each a "Securities Reporting Document"), which are all the material documents (other than preliminary material) that Charter was required to file with the SEC since such date and all of which complied when filed in all material respects with all applicable laws and regulations (clauses
(i) and (ii), and the financial statements and related notes and schedules included in the Securities Reporting Documents, collectively, the "Charter Financial Statements"). The Charter Financial Statements (as of the dates thereof and for the periods covered thereby) (A) are or will be in accordance with the books and records of Charter and its Subsidiaries, which are or will be complete and accurate in all material respects and which have been or will have been maintained in accordance with good business practices, and (B) present or will present fairly the consolidated financial position and the consolidated results of operations, changes in stockholders' equity and cash flows of Charter and its Subsidiaries as of the dates and for the periods indicated, in accordance with GAAP consistently applied except as disclosed, subject in the case of interim financial statements to normal recurring year-end adjustments and except for the absence of certain footnote information in the unaudited statements. Charter has delivered to NationsBank (i) copies of all management letters prepared by Deloitte & Touche LLP (and any predecessor thereto) delivered to Charter since January 1, 1993 and (ii) copies of audited balance sheets and related statements of income, changes in stockholders' equity and cash flows for any Subsidiary of Charter since January 1, 1993 for which a separate audit has been performed.

         5.06 Absence of Undisclosed Liabilities. Except as set forth in the Charter Disclosure Schedule, neither Charter nor any of its Subsidiaries has any obligations or liabilities (contingent or otherwise) in the amount of $500,000 in the aggregate, except obligations and liabilities (i) which are fully accrued or reserved against in the consolidated balance sheet of Charter and its Subsidiaries as of September 30, 1995 included in the Charter Financial Statements or reflected in the notes thereto, or (ii) which were incurred after September 30, 1995 in the ordinary course of business consistent with past practice. Except as set forth in the Charter Disclosure Schedule, since September 30, 1995, neither Charter nor any of its Subsidiaries has incurred or paid any obligation or liability which would have a Material Adverse Effect.

                  5.07 Tax Matters. Except as set forth in Section 5.07 of the Charter Disclosure Schedule:

                 (a) All Tax Returns required to be filed by or on behalf of Charter or any of its Subsidiaries have been timely filed, or requests for extensions have been timely filed, granted and have not expired, for periods ending on or before December 31, 1995, and all such returns filed are complete and accurate in all material respects.

                  (b) There is no audit examination, deficiency or refund litigation or matter in controversy with respect to any Taxes that might reasonably be expected to result in a determination the effect of which would have a Material Adverse Effect. All Taxes due with respect to completed and settled examinations or concluded litigation have been paid or adequately reserved for.

                  (c) Neither Charter nor any of its Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

                  (d) Adequate provision for any Taxes due or to become due for Charter and any of its Subsidiaries for any period or periods through and including September 30, 1995, has been made and is reflected on the September 30, 1995 financial statements included in the Charter
         Financial Statements. Deferred Taxes of Charter and its Subsidiaries have been provided for in the Charter Financial Statements in accordance with GAAP, applied on a consistent basis.

                  (e) Charter and its Subsidiaries have collected and withheld all Taxes which they have been required to collect or withhold and have timely submitted all such collected and withheld amounts to the appropriate authorities. Charter and its Subsidiaries are in compliance with the back-up withholding and information reporting requirements under (1) the Code, and (2) any state, local or foreign laws, and the rules and regulations, thereunder.

                  (f) Neither Charter nor any of its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any contract, agreement or other arrangement that could obligate it to make any payments that would not be deductible under Section 280G of the Code.

         5.08 Allowance for Credit Losses. The allowance for credit losses (the "Allowance") shown on the consolidated statement of condition of Charter and its Subsidiaries as of September 30, 1995 included in the Charter Financial Statements and the Allowance shown on the consolidated statement of condition of Charter and its Subsidiaries, as of such date comply in all material respects with OCC Banking Circular 201 (and comparable regulations applicable to Charter Bank, S.S.B.).

         5.09 Other Tax and Regulatory Matters. Neither Charter nor any of its Subsidiaries has taken or agreed to take any action or has any knowledge of any fact or circumstance that would (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368 of the Code, or (ii) materially impede or delay receipt of any approval referred to in Section 9.01(b).

 5.10 Properties. Except as disclosed in any Securities Reporting Document filed since December 31, 1994 and prior to the date hereof and except for Permitted Liens and Liens arising in the ordinary course of business after the date hereof, Charter and its Subsidiaries have good and marketable title, free and clear of all Liens that are material to the Condition of Charter and its Subsidiaries on a consolidated basis, to all their material properties and assets whether tangible or intangible, real, personal or mixed, reflected in the Charter Financial Statements as being owned by Charter and its Subsidiaries as of the date hereof. All buildings, and all fixtures, equipment and other property and assets which are material to its business on a consolidated basis, held under leases or subleases by any of Charter or its Subsidiaries are held under valid instruments enforceable in accordance with their respective terms, subject to the Remedies Exception. Except where a failure to maintain would not have a Material Adverse Effect, substantially all of Charter's and Charter's Subsidiaries' equipment in regular use has been well maintained and is in good serviceable condition, reasonable wear and tear excepted.

         5.11  Compliance with Laws.

                  (a) Except as set forth in Section 5.11 of the Charter Disclosure Schedule, to the best knowledge of Charter, each of Charter and its Subsidiaries is in compliance with all laws, rules, regulations, policies, guidelines, reporting and licensing requirements and orders applicable to its business or to its employees conducting its business, and with its internal policies and procedures except for failures to comply which will not result in a Material Adverse Effect.

                  (b)  Except  as set  forth  in  Section  5.11  of the  Charter
         Disclosure Schedule, neither Charter nor any of its Subsidiaries has received any notification or communication from any agency or department of any federal, state or local government, including the Federal Reserve Board, or the OCC, the OTS, the FDIC, the State Regulatory Commissioners, the SEC and the NASD and the staffs thereof (collectively, the "Regulatory Authorities") (i) asserting that since January 1, 1993, any of Charter or its Subsidiaries is not in
         substantial compliance with any of the statutes, regulations, or ordinances which such agency, department or Regulatory Authority enforces, or the internal policies and procedures of such company, (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to the Condition of Charter and its Subsidiaries on a consolidated basis, (iii) requiring or threatening to require Charter or any of its Subsidiaries, or indicating that Charter or any of its Subsidiaries may be required to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement restricting or limiting or purporting to restrict or limit in any manner the operations of Charter or any of its Subsidiaries, including, without limitation, any restriction on the payment of dividends, or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit in any manner the operations of Charter or any of its Subsidiaries, including, without limitation, any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence herein referred to as a "Regulatory Agreement").

                  (c) Except as set forth in Section 5.11 of the Charter Disclosure Schedule, since January 1, 1993, neither Charter nor any of its Subsidiaries has been a party to any effective Regulatory Agreement or memorandum of understanding.

                  (d) Neither Charter nor any of its Subsidiaries is required by
         Section 32 of FDIA to give prior notice to a federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive officer.

         5.12  Employee Benefit Plans.

                  (a) Charter has delivered or made available to NationsBank prior to the execution of this Agreement true and complete copies (or, in the case of bonus or other incentive plans, summaries thereof and financial data with respect thereto) of all material pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus or other
         material   incentive  plans,  all  other
         material employee programs, arrangements or agreements, whether arrived at through collective bargaining or otherwise, all material medical, vision, dental or other health plans, all life insurance plans and all other material employee benefit plans or fringe benefit plans, including, without limitation, all "employee benefit plans" as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), currently adopted by, maintained by, sponsored in whole or in part by, or contributed to by Charter or any of its Subsidiaries or any affiliate thereof for the benefit of any Employee or under which any Employee is eligible to participate and under which Charter or any of its Subsidiaries could have any liability contingent or otherwise (collectively, the "Charter Benefit Plans"). Any of the Charter Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "Charter ERISA Plan." Any of the Charter Benefit Plans pursuant to which Charter is or may become obligated to, or obligated to cause any of its Subsidiaries or any other Person to, issue, deliver or sell shares of capital stock of Charter or any of its Subsidiaries, or grant, extend or enter into any option, warrant, call, right, commitment or agreement to issue, deliver or sell shares, or any other interest in respect of capital stock of Charter or any of its Subsidiaries, is referred to herein as a "Charter Stock Plan." No Charter Benefit Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA. Charter has set forth in Section 5.12 of the Charter Disclosure Schedule (i) a list of all of the Charter Benefit Plans, (ii) a list of Charter Benefit Plans that are Charter ERISA Plans, (iii) a list of Charter Benefit Plans that are Charter Stock Plans and (iv) a list of the number of shares covered by, exercise prices for, and holders of, all stock options granted and available for grant under the Charter Stock Plans.

                  (b) To the best knowledge of Charter, all Charter Benefit Plans are in substantial compliance with the applicable terms of ERISA and the Code and any other applicable laws, rules and regulations the breach or violation of which could reasonably be expected to result in a Material Adverse Effect.


                  (c) All liabilities under any Charter Benefit Plan are fully accrued or reserved against in the Charter Financial Statements in accordance with GAAP. No Charter ERISA Plan is a defined benefit pension plan subject to Title IV of ERISA.

                  (d) Neither Charter nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Charter Benefit Plan or otherwise, except as set forth in the Charter Disclosure Schedule. There are no restrictions on the rights of Charter or its Subsidiaries to amend or terminate any such Charter Benefit Plan without incurring any material liability thereunder, except for such restrictions as would not have a Material Adverse Effect.

                  (e) Except as set forth in Section 5.12 of the Charter Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or thereby will (i) result in any payment (including, without limitation, severance, golden parachute or otherwise) becoming due to any Employees under any Charter Benefit Plan or otherwise, (ii) increase any benefits
                                                        17
         otherwise payable under any Charter Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

         5.13 Commitments and Contracts. Except as set forth in Section 5.13 of the Charter Disclosure Schedule, neither Charter nor any of its Subsidiaries is a party or subject to, or has amended or waived any rights under, any of the following (whether written or oral, express or implied):

                  (a) any employment contract or understanding (including any understandings or obligations with respect to severance or termination pay liabilities or fringe benefits) with any Employees, including in any such person's capacity as a consultant (other than those which either (i) are terminable at will by Charter or such Subsidiary or (ii) do not involve payments with a present value of more than $50,000 by Charter or such Subsidiary during the remaining term thereof without giving effect to extensions or renewals made after the date hereof;

                  (b)      any labor contract or agreement with any labor union;

                  (c) any contract not made in the usual, regular and ordinary course of business containing non-competition covenants which limit the ability of Charter or any of its Subsidiaries to compete in any line of business or which involve any restriction of the geographical area in which Charter or its Subsidiaries may carry on its business (other than as may be required by law or applicable Regulatory Authorities);

                  (d) any other contract or agreement which would be required to be disclosed as an exhibit to Charter's annual report on Form 10-K and which has not been so disclosed;

                  (e) any real property lease with annual rental payments aggregating $25,000 or more;

                  (f) any employment or other contract requiring the payment of additional amounts as "change of control" payments as a result of transactions contemplated by this Agreement;

                  (g) any agreement with respect to (i) the acquisition of the bank branches or other assets or stock of another financial institution or (ii) the sale of one or more bank branches which would require additional payments by Charter after the date of this Agreement; or

                  (h) any outstanding interest rate exchange or other derivative contracts.

         5.14 Material Contract Defaults. Except as set forth in Section 5.14 of the Charter Disclosure Schedule, neither Charter nor any of its Subsidiaries is, or has received any notice or has any knowledge that any party is, in default in any respect under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which Charter or any of its Subsidiaries is a party or by which Charter or any of its Subsidiaries or the assets, business
                                                        18
or operations thereof may be bound or affected or under which it or its respective assets, business or operations receives benefits, except for those defaults which would not have, individually or in the aggregate, a Material Adverse Effect; and there has not occurred any event that with the lapse of time or the giving of notice of both would constitute such a default.

         5.15 Legal Proceedings. Except as set forth in Section 5.15 of the Charter Disclosure Schedule, there are no claims or charges filed with, or proceedings or investigations by, Regulatory Authorities or actions or suits instituted or pending or, to the best knowledge of Charter's management, threatened against Charter or any of its Subsidiaries, or against any property, asset, interest or right of any of them, that might reasonably be expected to result in a judgment in excess of $100,000 or that might reasonably be expected to threaten or impede the consummation of the transactions contemplated by this Agreement. Neither Charter nor any of its Subsidiaries is a party to any agreement or instrument or is subject to any charter or other corporate restriction or any judgment, order, writ, injunction, decree, rule, regulation, code or ordinance that, individually or in the aggregate, might reasonably be expected to have a Material Adverse Effect or, might reasonably be expected to threaten or impede the consummation of the transactions contemplated by this Agreement.

         5.16 Absence of Certain Changes or Events. Since December 31, 1994, except (i) as disclosed in any Securities Reporting Document filed since December 31, 1994 and prior to the date hereof or (ii) as set forth in Section
5.16 of the Charter Disclosure Schedule, neither Charter nor any of its Subsidiaries has (A) incurred any liability which has had a Material Adverse Effect, (B) suffered any change in its Condition which would have a Material Adverse Effect, other than changes after the date hereof which affect the banking industry as a whole, (C) failed to operate its business consistent in all material respects with past practice or (D) changed any accounting practices.

         5.17 Reports. Since January 1, 1992, Charter and each of its Subsidiaries have filed on a timely basis all reports and statements, together with all amendments required to be made with respect thereto (collectively "Reports"), that they were required to file with (i) the SEC, including, without limitation, all Forms 10-K, 10-Q and 8-K, (ii) the Federal Reserve Board, (iii) the Commissioner, (iv) any other applicable federal, state, municipal, local or foreign government, securities, banking, savings and loan or other governmental or regulatory authority and (v) the NASD. No Securities Reporting Document with respect to periods beginning on or after January 1, 1992, contained any information that was false or misleading with respect to any material fact or omitted to state any material fact necessary in order to make the statements therein not misleading.

         5.18 Statements True and Correct. None of the information supplied or to be supplied by Charter for inclusion in the registration statement on Form S-4, or other appropriate form, to be filed with the SEC by NationsBank under the Securities Act in connection with the transactions contemplated by this Agreement (the "Registration Statement"), or the proxy statement to be used by Charter to solicit any required approval of its stockholders as contemplated by this Agreement (the "Proxy Statement") will, in the case of the Proxy Statement, when it is first mailed to the stockholders of Charter, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which such statements are made, not misleading, or, in the case of the Registration Statement, when it becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the meeting of the stockholders of Charter to be held pursuant to
Section 8.03 of this Agreement, including any adjournments thereof (the "Stockholders' Meeting"), be false or misleading with respect to any material fact or omit to state any material fact necessary to correct any statement or remedy any omission in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that Charter is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law, including applicable provisions of the Securities Laws. The information which is deemed to be set forth in the Charter Disclosure Schedule by Charter for the purposes of this Agreement is true and accurate in all material respects.

         5.19 Insurance. Charter and each of its Subsidiaries are presently insured, and during each of the past five calendar years have been insured, for reasonable amounts against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. The policies of fire, theft, liability (including directors and officers liability insurance) and other insurance maintained with respect to the assets or businesses of Charter and its Subsidiaries provide adequate coverage against all pending or threatened claims, and the fidelity bonds in effect as to which any of Charter or any of its Subsidiaries is a named insured are sufficient for their purpose, except where the failure to have such coverage would not have a Material Adverse Effect.

         5.20 Labor. No material work stoppage involving Charter or its Subsidiaries is pending or, to the best knowledge of Charter's management, threatened. Neither Charter nor any of its Subsidiaries is involved in, or, to the best knowledge of Charter's management, threatened with or affected by, any labor or other employment-related dispute, arbitration, lawsuit or administrative proceeding which might reasonably be expected to have a Material Adverse Effect. Employees of Charter and its Subsidiaries are not represented by any labor union, and, to the best knowledge of Charter's management, no labor union is attempting to organize employees of Charter or any of its Subsidiaries.

         5.21 Material Interests of Certain Persons. Except as disclosed in Charter's Proxy Statement for its 1995 Annual Meeting of Stockholders or as set forth in Section 5.21 of the Charter Disclosure Schedule, no executive officer or director of Charter, or any "associate" (as such term is defined in Rule 14a-1 under the Exchange Act) of any such executive officer or director, has any material interest in any material contract or property (real or personal), tangible or intangible, used in or pertaining to the business of Charter or any of its Subsidiaries.

         5.22 Registration Obligations. Neither Charter nor any of its Subsidiaries is under any obligation, contingent or otherwise, presently in effect or which will survive the Merger by reason of any agreement to register any of its securities under the Securities Act.

         5.23 Brokers and Finders. Except as set forth in Section 5.23 of the Charter Disclosure Schedule, neither Charter nor any of its Subsidiaries nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for Charter or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

         5.24 State Takeover Laws. To the best of Charter's knowledge, the transactions contemplated by this Agreement are exempt from any applicable state takeover law and from any applicable charter or contractual provision containing change of control or anti-takeover provisions.

         5.25 Environmental Matters. To Charter's best knowledge, neither Charter, any of its Subsidiaries, nor any properties owned or operated by Charter or any of its Subsidiaries or held as collateral by any of its Subsidiaries has been or is in violation of or liable under any Environmental Law (as hereinafter defined), except for such violations or liabilities that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect. There are no actions, suits or proceedings, or demands, claims, notices or investigations (including without limitation notices, demand letters or requests for information from any environmental agency) instituted or pending, or to the best knowledge of Charter's management, threatened relating to the liability of any properties owned or operated by Charter or any of its Subsidiaries under any Environmental Law, except for liabilities or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

         "Environmental Law" means any federal, state, local or foreign law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any Regulatory Authority relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of any substance presently listed,
defined,   designated  or  classified  as  hazardous,   toxic   radioactive  or
dangerous, or otherwise regulated, whether by type or by quantity, includingany material containing any such substance as a component.


                                   ARTICLE VI

                  REPRESENTATIONS AND WARRANTIES OF NATIONSBANK

          NationsBank represents and warrants to Charter as follows:

         6.01  Organization, Standing and Authority.

                  (a) NationsBank is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina. NationsBank is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be duly qualified would have a Material Adverse Effect on the Condition of NationsBank and its Subsidiaries taken as a whole.
                                                        21

         NationsBank has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its assets, properties and business, and to execute and deliver this Agreement and perform the terms of this Agreement. NationsBank is duly registered as a bank holding company under the BHCA. NationsBank has in effect all Authorizations necessary for it to own or lease its properties and assets and to carry on its business as now conducted, the absence of which, either individually or in the aggregate, would have a material adverse effect on the Condition of NationsBank and its Subsidiaries on a consolidated basis. At the Effective Time, NationsBank will directly own all of the issued and outstanding shares of Merger Subsidiary's capital stock.

                  (b) Holdings is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and to perform the terms of this Agreement.

         6.02  NationsBank  Capital  Stock.  The  authorized  capital  stock  of
NationsBank consists of 800,000,000 shares of NationsBank Common Stock and 45,000,000 shares of Preferred Stock. At December 31, 1995, there were outstanding approximately 274,269,000 shares of NationsBank Common Stock and approximately 2,473,000 shares of NationsBank Preferred Stock and no other shares of capital stock of any class. All of the issued and outstanding shares of NationsBank Common Stock are duly and validly issued and outstanding and are fully paid and nonassessable.


         6.03  Authorization of Merger and Related Transactions.

                  (a) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of NationsBank, to the extent required by applicable law. This Agreement represents a valid and legally binding obligation of NationsBank, enforceable against NationsBank in accordance with its terms except as such enforcement may be limited by the Remedies Exception.

                  (b) Neither the execution and delivery of this Agreement by NationsBank, nor the consummation by NationsBank of the transactions contemplated hereby or thereby nor compliance by NationsBank with any of the provisions hereof or thereof will (i) conflict with or result in a breach of any provision of NationsBank's Articles of Incorporation or bylaws or (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any Lien upon any property or assets of any of NationsBank or its Subsidiaries pursuant to any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which any of them is a party or by which any of them or any of their properties or assets may be subject, and that would, in any such event, have a Material Adverse Effect on the Condition of NationsBank and its Subsidiaries on a consolidated basis or the transactions contemplated hereby or thereby or (iii) subject to receipt of the requisite approvals referred to in Section 9.01 of this

         Agreement, violate any order, writ, injunction, decree, statute, rule or regulation applicable to NationsBank or any of its Subsidiaries or any of their properties or assets.

         6.04 Financial Statements. NationsBank (i) has delivered to Charter copies of the consolidated balance sheets and the related consolidated statements of income, consolidated statements of changes in shareholders' equity and consolidated statements of cash flows (including related notes and schedules) of NationsBank and its consolidated Subsidiaries as of and for the periods ended September 30, 1995 and December 31, 1994 included in a quarterly report filed on Form 10-Q or an annual report filed on Form 10-K, as the case may be, filed by NationsBank pursuant to the Securities Laws (a "NationsBank SEC Document"), and (ii) until the Closing will deliver to Charter promptly upon the filing thereof with the SEC copies of the consolidated balance sheets and related consolidated statements of income, consolidated statements of changes in shareholders' equity and consolidated statements of cash flows (including related notes and schedules) included in any NationsBank SEC Documents filed subsequent to the execution of this Agreement (clauses (i) and (ii) collectively, the "NationsBank Financial Statements"). The NationsBank Financial Statements (as of the dates thereof and for the periods covered thereby) (A) are or will be in accordance with the books and records of NationsBank and its Consolidated Subsidiaries, which are or will be complete and accurate in all material respects and which have been or will have been maintained in accordance with good business practices, and (B) present or will present fairly the consolidated financial position and the consolidated results of operations, changes in shareholders' equity and cash flows of NationsBank and its Subsidiaries as of the dates and for the periods indicated, in accordance with GAAP, subject in the case of interim financial statements to normal recurring year-end adjustments and except for the absence of certain footnote information in the unaudited statements.

         6.05 NationsBank SEC Reports. Since January 1, 1993, NationsBank has filed on a timely basis all reports and statements, together with all amendments required to be made with respect thereto that as an issuer it is required to file with the SEC. No NationsBank SEC Document with respect to periods beginning on or after January 1, 1993 and until the Closing contained or will contain any information that was false or misleading with respect to any material fact or omitted or will omit to state any material fact necessary in order to make the statements therein not misleading.

         6.06 Statements True and Correct. None of the information supplied or to be supplied by NationsBank for inclusion in the Registration Statement or the Proxy Statement will, in the case of the Proxy Statement, when it is first mailed to the stockholders of Charter, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which such statements are made, not misleading or, in the case of the Registration Statement, when it becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Stockholders' Meeting, be false or misleading with respect to any material fact or omit to state any material fact necessary to correct any statement or remedy any omission in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that NationsBank is responsible for filing with any Regulatory Authority in connection with the transactions
                                                        23
contemplated hereby will comply as to form in all material respects with the provisions of applicable law, including applicable provisions of the Securities Laws.

         6.07 Common Stock. At the Effective Time, the NationsBank Common Stock issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

         6.08 Tax and Regulatory Matters. Neither NationsBank nor any of its Subsidiaries has taken or agreed to take any action or has any knowledge of any fact or circumstance that would (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368 of the Code, or (ii) materially impede or delay receipt of any approval referred to in Section 9.01(b).

         6.09 Litigation. There are no judicial proceedings of any kind or nature pending or, to the knowledge of NationsBank, threatened against
NationsBank before any court or arbitral tribunal or before or by any governmental department, agency or instrumentality involving the validity of the NationsBank Common Stock or the transactions contemplated by this Agreement.

         6.10 Brokers and Finders. Except as previously disclosed to Charter, neither NationsBank nor any of its Subsidiaries nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for NationsBank or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

                                   ARTICLE VII

                CONDUCT OF BUSINESSES PRIOR TO THE EFFECTIVE TIME

         7.01 Conduct of Business Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, Charter shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the usual, regular and ordinary course consistent with past practice (other than transactions made pursuant to contracts in existence on the date hereof and described in Sections 7.01 or 7.02 of the Charter Disclosure Schedule), (ii) use its best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its officers and key Employees and (iii) in accordance with the terms of the applicable transaction agreements, diligently proceed to take all appropriate action to complete those pending transactions listed on Section 5.13 of the Charter Disclosure Schedule and (iv) diligently proceed to obtain approvals for and to complete the Redemption.

         7.02 Forbearances. Except as described in Section 7.02 of the Charter Disclosure Schedule, during the period from the date of this Agreement to the Effective Time, Charter shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of NationsBank, which consent (in the case of subparagraphs (c), (d), (e), (h) and (p)) shall not be unreasonably withheld (and Charter shall provide NationsBank with prompt notice of any events referred to in this Section 7.02 occurring after the date hereof):

                  (a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance short-term indebtedness and indebtedness of Charter or any of its Subsidiaries to Charter or any of its Subsidiaries; it being understood and agreed that incurrence of indebtedness in the ordinary course of business shall include, without limitation, the creation of deposit liabilities, purchases of federal funds, sales of certificates of deposit and entering into Federal Home Loan Bank loans with a term of six months or less or repurchase agreements), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance other than in the ordinary course of business consistent with past practice;

                  (b) adjust, split, combine or reclassify any capital stock; make, declare or pay any dividend (other than regular quarterly cash dividends at a rate not in excess of $0.08 per share through June 30, 1996 and $0.10 per share thereafter) or make any other distribution on, or (other than the Redemption) directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or grant any stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or issue any additional shares of capital stock, or any securities or obligations convertible into or exchangeable for any shares of its capital stock;

                  (c) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any individual, corporation or other entity, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement;

                  (d) make any material investment (other than trades in investment securities in the ordinary course) either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;

                  (e) enter into, terminate or fail to exercise any material right under, any contract or agreement involving annual payments in excess of $50,000 and which cannot be terminated without penalty upon 30 days notice, or make any change in, or extension of (other than automatic extensions), any of its leases or contracts involving annual payments in excess of $50,000 and which cannot be terminated without penalty upon 30 days notice;

                  (f) modify the terms of any Charter Benefit Plan (including any severance pay plan) or increase or modify in any manner the compensation or fringe benefits of any of its Employees or pay any pension or retirement allowance not required by any existing plan or agreement to any such Employees, or become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any Employee other than routine
                                                        25
         adjustments in compensation and fringe benefits in the ordinary course of business consistent with past practice or accelerate the vesting of any stock options or other stock-based compensation;

                  (g) take any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code;

                  (h) settle any claim, action or proceeding involving the payment of money damages in excess of $50,000, except in the ordinary course of business consistent with past practice;

                  (i) amend its Restated Articles of Incorporation, as amended, or its amended and restated bylaws;

                  (j) fail to maintain its Regulatory Agreements, material licenses and permits or to file in a timely fashion all federal, state, local and foreign tax returns;

                  (k) make any capital expenditures of more than $50,000 individually or $300,000 in the aggregate;


                  (l) fail to maintain each Charter Benefit Plan or timely make all contributions or accruals required thereunder in accordance with GAAP applied on a consistent basis;

                  (m)      issue any additional shares of Charter Capital Stock;

                  (n) agree to, or make any commitment to, take any of the actions prohibited by this Section 7.02;

                  (o) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article IX not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law; or

                  (p) change any methods of accounting from those used in the Charter Financial Statements.

         7.03 Plan Termination. Prior to the Effective Time, Charter shall have taken all steps necessary to terminate the SAR Plan and all Charter executive deferred compensation plans.
                                                        26

                                  ARTICLE VIII

                              ADDITIONAL AGREEMENTS

         8.01  Access and Information.

                  (a) During the period from the date of this Agreement through the Effective Time:

                           (i) Charter shall,  and shall cause its  Subsidiaries
                  to, afford NationsBank, and its accountants, counsel and other representatives, full access during normal business hours to the properties, books, contracts, tax returns, commitments and records of Charter and its Subsidiaries at any time, and from time to time, for the purpose of conducting any review or investigation reasonably related to the Merger, and Charter and its Subsidiaries will cooperate fully with all such reviews and investigations.

                           (ii) NationsBank shall upon reasonable notice make personnel and copies of its SEC reports available to Charter and its advisors for purposes of any review or report to its Board of Directors in evaluating the Merger.

                  (b) During the period from the date of this Agreement through the Effective Time, Charter shall furnish to NationsBank (i) all Reports referred to in Section 5.17 promptly upon the filing thereof,
         (ii) a copy of each Tax Return filed by it and (iii) monthly and other interim financial statements in the form prepared by Charter for its internal use.

         During this period, Charter also shall notify NationsBank promptly of any material change in the Condition of Charter or any of its Subsidiaries.

                  (c) Notwithstanding the foregoing provisions of this Section 8.01, no investigation by the parties hereto made heretofore or hereafter shall affect the representations and warranties of the parties (as modified by information (i) furnished to NationsBank pursuant to the terms of any investment agreement, (ii) disclosed in writing to NationsBank in its due diligence process or (iii) included in the Charter Disclosure Schedule) which are contained herein and each such representation and warranty shall survive such investigation.

                  (d) NationsBank agrees that it will keep confidential any information furnished to it in connection with the transactions contemplated by this Agreement which is reasonably designated as confidential at the time of delivery, except to the extent that such information (i) was already known to NationsBank and was received from a source other than Charter or any of its Subsidiaries, directors, officers, employees or agents, (ii) thereafter was lawfully obtained from another source, or (iii) is required to be disclosed to the SEC, the NASD, the OCC, the OTS, the Federal Reserve Board, FDIC or any other governmental agency or authority, or is otherwise required to be disclosed by law. NationsBank agrees not to use such information, and to implement safeguards and procedures that are reasonably designed to prevent such information from being used, for any purpose other than in connection with the transactions contemplated by this

         Agreement. Upon any termination of this Agreement, NationsBank will return to Charter all documents furnished NationsBank for its review and all copies of such documents made by NationsBank.

                  (e) Charter shall cooperate, and shall cause its Subsidiaries, accountants, counsel and other representatives to cooperate, with NationsBank and its accountants, counsel and other representatives, in connection with the preparation by NationsBank of any applications and documents required to obtain the Approvals which cooperation shall include providing all information, documents and appropriate representations as may be necessary in connection therewith and, when requested by NationsBank, preparing and filing of regulatory applications.

                  (f) From and after the date of this Agreement, each of NationsBank and Charter shall use its reasonable best efforts to satisfy or cause to be satisfied all conditions to their respective obligations under this Agreement. While this Agreement is in effect, neither NationsBank nor Charter shall take any actions, or omit to take any actions, which would cause this Agreement to become unenforceable in accordance with its terms.

         8.02  Registration Statement; Regulatory Matters.

                  (a) NationsBank shall (i) prepare and file the Registration Statement and the Proxy Statement with the SEC as soon as is reasonably practicable, (ii) use its best efforts to cause the Registration Statement to become effective and (iii) take any action required to be taken under any applicable state blue sky or securities laws in connection therewith. Charter and its Subsidiaries shall furnish NationsBank with all information concerning Charter, its Subsidiaries and the holders of Charter Capital Stock as NationsBank may reasonably request in connection with the foregoing.

                  (b) NationsBank and Charter shall cooperate and use their respective best efforts (i) to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties, Regulatory Authorities and other governmental authorities necessary to consummate the transactions contemplated by this Agreement, including, without limitation, any such approvals or authorizations required by the Federal Reserve, the OCC, the OTS and the Commissioner and (ii) to cause the Merger to be consummated as expeditiously as reasonably practicable.

         8.03 Stockholders' Approval. Charter shall call a meeting of its stockholders to be held as soon as practicable for the purpose of voting upon the Merger and related matters. The Board of Directors of Charter shall, submit for approval of its stockholders the matters to be voted upon at the Stockholders' Meeting, and shall recommend approval of such matters and use its best efforts (including, without limitation, soliciting proxies for such approvals) to obtain such stockholder approvals. The covenants under this
Section 8.03 are subject to the exercise by the Charter Board of its fiduciary obligations.

         8.04 Press Releases. Prior to the public dissemination of any press release or other public disclosure of information about this Agreement, the Merger or any other transaction contemplated hereby, the parties to this Agreement shall mutually agree as to the form and substance of such release or disclosure.

         8.05 Notice of Defaults.  Charter shall promptly notify  NationsBank of
(i) any material change in its business, operations or prospects, (ii) any complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Regulatory Authority, (iii) the institution or the threat of material litigation involving such party, or (iv) any event or condition that might be reasonably expected to cause any of its representations, warranties or covenants set forth herein not to be true and correct in all material respects as of the Effective Time. For purpose of this paragraph, the term material litigation shall mean any claim involving $50,000 or more. Upon any such notice, if any event or condition stated in such notice shall entitle NationsBank to terminate this Agreement pursuant to Section 10.01(c), NationsBank shall not be entitled to terminate this Agreement by reason thereof unless NationsBank exercises such right on or before the later of (i) the date ten business days after such notification or (ii) the expiration of the cure period described in such Section 10.01(c).

         8.06 Miscellaneous Agreements and Consents; Affiliates Agreements. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its respective best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as expeditiously as reasonably practicable, including, without limitation, using their respective best efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby. NationsBank and Charter shall, and shall cause each of their respective Subsidiaries to, use their best efforts to obtain consents of all third parties and Regulatory Authorities necessary or, in the reasonable opinion of NationsBank or Charter, desirable for the consummation of the transactions contemplated by this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of NationsBank shall be deemed to have been granted authority in the name of Charter to take all such necessary or desirable action.

         Without limiting the foregoing, Charter will take such actions as may be reasonably necessary to identify each of its "affiliates" for purposes of Rule 145 under the Securities Act and to cause each person so identified to deliver to NationsBank within 10 days after the execution of this Agreement a written agreement in form and substance satisfactory to NationsBank providing that such person shall not sell, pledge, transfer or otherwise dispose of any capital stock to be received by such person as part of the Merger Consideration except in compliance with the applicable provisions of the Securities Act. For a period of three years after the date hereof, NationsBank will continue to file in a timely manner all securities reports required to be filed by it pursuant to
Section 13 and Section 15(d) of the Exchange Act.

         8.07  Indemnification.

                  (a) NationsBank shall indemnify, defend, and hold harmless the present and former directors, officers, employees, and agents of Charter or its Subsidiaries (each, an "Indemnified Party") against all
         losses,   expenses  (including  reasonable  attorneys'  fees),
         claims, damages or liabilities and amounts paid in settlement arising out of actions or omissions or alleged acts or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the full extent permitted under the TBCA and by Charter's Restated Articles of Incorporation, as amended, and amended and restated bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any proceeding to the full extent permitted by the TCBA upon receipt of any undertaking required by the TCBA, except the right to indemnification shall not arise in those instances in which the party seeking indemnification has participated in the breach of any covenant or agreement contained herein or knowingly caused any representation or warranty of Charter contained herein to be false or inaccurate in any respect and the claim arises principally from such breach or the falsity or inaccuracy of such representation or warranty. Without limiting the foregoing, in any case in which a determination by NationsBank is required to effectuate any indemnification, NationsBank shall direct, at the election of the Indemnified Party, that the determination shall be made by independent counsel mutually agreed upon between NationsBank and the Indemnified Party.

                  (b) NationsBank shall use its reasonable efforts (and Charter shall cooperate prior to the Effective Time in these efforts) to maintain in effect for a period of six years after the Effective Time Charter's existing directors' and officers' liability insurance policy (provided that NationsBank may substitute therefor (i) policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous or (ii) with the consent of Charter given prior to the Effective Time, any other policy) with 31 respect to claims arising from facts or events which occurred prior to the Effective Time and covering persons who are currently covered by such insurance; provided, that NationsBank shall not be obligated to make premium payments for such six-year period in respect of such policy (or coverage replacing such policy) which exceed, for the portion related to Charter's directors and officers, 200% of the annual premium payments on Charter's current policy in effect as of the date of this Agreement (the "Maximum Amount"). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, NationsBank shall use its reasonable efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to the Maximum Amount.

                  (c) If NationsBank or any of its successors or assigns shall consolidate with or merge into any other person and shall not be the continuing or surviving person of such consolidation or merger or shall transfer all or substantially all of its assets to any person, then and in each case, proper provision shall be made so that the successors and assigns of NationsBank shall assume the obligations set forth in this
         Section 8.07.

                  (d) The provisions of this Section 8.07 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party, his or her heirs and representatives.

                  (e) NationsBank shall pay all expenses, including reasonable attorneys' fees, that may be incurred by any Indemnified Party in successfully enforcing the indemnity and other obligations provided for in this Section 8.07 if NationsBank has been finally determined to have acted in bad faith in refusing such indemnity. The Indemnified Party shall pay all expenses, including reasonable attorneys' fees, incurred by NationsBank if the indemnification or other obligations provided in this Section 8.07 are denied by a court of competent jurisdiction by final and nonappealable order and such court determines that the assertion of such claims for indemnification was made in bad faith.

         8.08  SAR Plan; Restricted Stock.

                  (a) All restrictions or limitations on transfer with respect to Charter Common Stock awarded under a Charter Stock Plan or any other plan, program or arrangement ("Restricted Stock"), to the extent that such restrictions or limitations shall not have already lapsed, shall remain in full force and effect with respect to the NationsBank Common Stock into which such Restricted Stock is converted pursuant to Section 3.01.

                  (b) Except as provided herein or as otherwise agreed in writing by the parties, the provisions of the SAR Plan and any other plan, program or arrangement pursuant to which Charter may, or may be required to, make payments based upon the value of the Charter Capital Stock or issue stock or stock-based compensation, shall be terminated by the Effective Time in accordance with the terms of the SAR Plan.

         8.09 Certain Change of Control Matters. From and after the date hereof, Charter shall take all action necessary so that the execution and delivery of this Agreement will not increase any benefits otherwise payable under any Charter Benefit Plan except as set forth in Sections 5.12 and 5.13 of the Charter Disclosure Schedule or increases made with the prior written consent of NationsBank.

         8.10 Stock Exchange Listing. NationsBank shall use its best efforts to list, prior to the Effective Time, on the NYSE and the Pacific Stock Exchange, upon official notice of issuance, the shares of NationsBank Common Stock to be issued to holders of Charter Common Stock in the Merger.

         8.11 Declaration of Dividends. After the date of this Agreement, Charter shall coordinate with NationsBank the declaration of any dividends in respect of NationsBank Common Stock and Charter Common Stock and Charter Special Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Charter Common Stock and Charter Special Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Charter Common Stock or Charter Special Common Stock.

         8.12 Employee Benefits. As soon as practicable following the Effective Time, NationsBank shall provide generally to officers and employees of Charter and its Subsidiaries employee benefits, including without limitation pension benefits, health and welfare benefits, life insurance and vacation arrangements, on terms and conditions which when taken as a whole are substantially similar to those provided from time to time by NationsBank and its Subsidiaries to their similarly situated officers and employees. In that regard, such officers and employees of Charter shall be credited under the employee benefit plans of NationsBank for their years of "eligibility service" and "vesting service" earned under the Charter Benefit Plans as if such service had been earned with NationsBank, while such officers and employees of Charter shall be credited with "benefit service" under the employee benefit plans of NationsBank only with respect to their period of employment with NationsBank and its Subsidiaries after the Effective Time in accordance with the terms and conditions of such employee benefit plans. As of the Effective Time, the employees and their dependents, if any, previously covered as of the Effective Time under Charter's health insurance plan shall be covered under NationsBank's health insurance plan and, to the extent possible under the terms of NationsBank's then current health insurance plan, will not be subject to any pre-existing condition limitations or exclusions, except those excluded under NationsBank's health insurance plan. Charter's employees shall not be required to satisfy the deductible and employee payments required by NationsBank's comprehensive medical and/or dental plans for the calendar year of the Effective Time to the extent of amounts previously credited during such calendar year under comparable plans maintained by Charter.

         8.13 Certain Actions. No party shall take any action which would adversely affect or delay the ability of either NationsBank or Charter to obtain any necessary approvals of any Regulatory Authority or other governmental authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement. No party shall take any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code.

8.14 Acquisition Proposals. Charter shall not, and shall use its best efforts to cause its officers, directors and employees and any investment banker, attorney, accountant, or other agent retained by it or its Subsidiaries not to (i) initiate, encourage or solicit, directly or indirectly, the making of any proposal or offer (an "Acquisition Proposal") to acquire all or any significant part of the business and properties or capital stock of Charter or its Subsidiaries, whether by merger, purchase of securities or assets, tender offer or otherwise (an "Acquisition Transaction"), or initiate, directly or indirectly, any contact with any person in an effort to or with a view towards soliciting any Acquisition Proposal or (ii) participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, an Acquisition Proposal. Notwithstanding the foregoing, Charter may
(i) furnish or cause to be furnished information subject to an appropriate confidentiality agreement, (ii) in response to an Acquisition Proposal, issue a communication to its security holders of the type contemplated by Rule 14d-9(e) under the Exchange Act, and (iii) participate in discussions and negotiations directly and through its representatives with persons who have sought the same if the Charter Board determines, based as to legal matters on the written advice of outside legal counsel, that the failure to furnish such information or to negotiate with such entity or group or to take and disclose such position would be inconsistent with the proper exercise of the fiduciary duties of the Charter Board. In the event Charter receives an Acquisition Proposal or such discussions are sought to be initiated or continued with Charter, it shall promptly inform NationsBank as to the material terms thereof.

         8.15 Termination Fee. To compensate NationsBank for entering into this Agreement, taking action to consummate the transactions hereunder and incurring the costs and expenses related thereto and other losses and expenses, including the foregoing by NationsBank of other opportunities, Charter and NationsBank agree as follows:

                  (a) Provided that NationsBank shall not be in material breach of its obligations under this Agreement (which breach has not been cured promptly following receipt of
                                                        32
         written notice thereof by Charter specifying in reasonable detail the basis of such alleged breach), Charter shall pay to NationsBank the sum of $2,000,000 (the "Termination Fee") plus reasonable out-of-pocket expenses, not in excess of $500,000 (including, without limitation, amounts paid or payable to banks and investment bankers, fees and expenses of counsel and printing expenses) (such expenses are hereinafter referred to as the "Expenses") incurred by NationsBank or any of its affiliates in connection with or arising out of transactions contemplated by this Agreement, regardless of when those expenses are incurred, if this Agreement is terminated by Charter under the provisions of Section 10.01(f). NationsBank shall provide Charter with an itemization of Expenses.

                  (b) Any payment required by paragraph (a) of this Section shall become payable within two business days after termination of the Agreement.

                  (c) Charter acknowledges that the agreements contained in this
         Section 8.15 are an integral part of the transactions contemplated in this Agreement, and that, without these agreements, NationsBank would not enter into this Agreement; accordingly, if Charter fails to promptly pay the Termination Fee or Expenses when due, Charter shall in addition thereto pay to NationsBank all costs and expenses (including fees and disbursements of counsel) incurred in collecting such Termination Fee or Expenses, as the case may be, together with interest on the amount of the Termination Fee or Expenses (or any unpaid portion thereof) from the date such payment was required to be made until the date such payment is received by NationsBank at the prime rate of NationsBank Texas, National Association as in effect from time to time during such period.

          8.16 Accruals. Prior to the Effective Time and after consultation with NationsBank, Charter shall, consistent with GAAP, make such changes and modifications to its loan, accrual and reserve policies and practices (including loan classification and allowance for credit losses levels) to bring such policies and practices into line with those presently followed by NationsBank, including appropriate increases in its allowance for credit losses; provided, that all such changes or modifications shall be disregarded in determining the truth or correctness of the representations and warranties contained herein.

         8.17 Post-Closing Actions. None of the parties shall take, or permit any of their Subsidiaries or Affiliates to take, any action after the Closing that would disqualify the Merger as a reorganization within the meaning of
Section 368(a) of the Code.

         8.18 Prepayment of Indebtedness. Prior to the Effective Time, Charter shall have prepaid, or caused its Subsidiaries to prepay, all indebtedness owed by Charter and its Subsidiaries to (i) American National Insurance Company and
(ii) First City Texas-Houston, N.A.

         8.19 Waiver of Restrictions in Investment Agreements. Charter hereby waives any restrictions or limitations on the investment in or ownership of Charter or the Charter Capital Stock contained in any agreement between the parties including (i) the Investment Agreement by and between Charter Bancshares, Inc. and NCNB Corporation dated as of December 17, 1986 and (ii) the Investment Agreement by and between Charter Bancshares, Inc. and NCNB Corporation dated as of November 6, 1987.

                                   ARTICLE IX

                                   CONDITIONS

         9.01 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each of NationsBank and Charter to effect the Merger and the other transactions contemplated hereby shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following conditions:

                  (a)  Stockholders  of Charter  shall have approved all matters
         relating  to  the  Merger   required   under   applicable  law  at  the
         Stockholders' Meeting.

                  (b) This Agreement, the Merger and the other transactions contemplated hereby shall have been approved by the Federal Reserve Board, the OCC, the OTS and any other Regulatory Authorities whose approval is required for consummation of the transactions contemplated hereby and all applicable waiting periods shall have expired. No such approval or consent shall be conditioned or restricted in any manner (including requirements relating to the disposition of assets) which in the good faith judgment of NationsBank would so adversely impact the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or restriction been known, it would not have entered into this Agreement.

                  (c) The Registration Statement shall have been declared effective and shall not be subject to a stop order or any threatened stop order.

                  (d) Neither NationsBank nor Charter shall be subject to any active litigation which seeks any order, decree or injunction of a court or agency of competent jurisdiction to enjoin or prohibit the consummation of the Merger.

                  (e) The shares of NationsBank Common Stock issuable pursuant to the Merger shall have been authorized for listing on the NYSE upon official notice of issuance.

                  (f) Each of NationsBank and Charter shall have received an opinion of Blanchfield, Cordle and Moore, P.A., tax counsel to NationsBank, or other counsel to NationsBank reasonably acceptable to Charter, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code and no gain or loss will be recognized by the stockholders of Charter to the extent that they receive NationsBank Common Stock solely in exchange for their Charter Common Stock and Charter Special Common Stock in the Merger, which opinion shall be confirmed as of the date of Closing.

         9.02 Conditions to Obligations of Charter to Effect the Merger. The obligations of Charter to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:

                  (a) Representations and Warranties. The representations and warranties of NationsBank set forth in Article VI hereof shall be true and correct in all material
                                                        34
         respects as of the date of this Agreement and as of the Effective Time (as though made on and as of the Effective Time except to the extent such representations and warranties are by their express provisions made as of a specified date) and Charter shall have received a certificate signed by the chairman and chief executive officer, executive vice president or other duly authorized officer of NationsBank to that effect.

                  (b) Performance of Obligations. NationsBank shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Time, and Charter shall have received a certificate signed by the chairman and chief executive officer, executive vice president or other duly authorized officer of NationsBank to that effect and as to the absence of litigation as described in Section 9.01(d).

         9.03 Conditions to Obligations of NationsBank to Effect the Merger. The obligations of NationsBank to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:


                  (a) Representations and Warranties. The representations and warranties of Charter set forth in Article V hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time (as though made on and as of the Effective Time except to the extent such representations and warranties are by their express provisions made as of a specified date) and NationsBank shall have received a certificate signed by the chairman or the chief executive officer or other duly authorized officer of Charter to that effect.

                  (b) Performance of Obligations. Charter shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Time, and NationsBank shall have received a certificate signed by the chairman or the chief executive officer or other duly authorized officer of Charter to that effect and as to the absence of litigation as described in Section 9.01(d).

                  (c) Completion of Redemption. Charter shall have completed the Redemption.

                  (d) Prepayment of Indebtedness. Charter shall have prepaid the indebtedness described in Section 8.18.

                  (e) Opinion of Counsel. NationsBank shall have received an opinion of counsel for Charter addressed to NationsBank and in form reasonably satisfactory to it as to the validity of (i) the approvals of the Merger by the directors and stockholders of Charter and (ii) the Redemption.

                                    ARTICLE X

                                   TERMINATION

         10.01 Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement, the Merger and the other transactions contemplated hereby by the stockholders of NationsBank and Charter or both, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

                  (a) by mutual consent of the Board of Directors of NationsBank and the Board of Directors of Charter; or

                  (b) by the Board of Directors of NationsBank or the Board of Directors of Charter if (i) the Federal Reserve or the OCC has denied approval of the Merger and such denial has become final and nonappealable or has approved the Merger subject to conditions that in the judgment of NationsBank would restrict it or its Subsidiaries or affiliates in their respective spheres of operations and business activities after the Effective Time or (ii) the Effective Time does not occur by December 31, 1996; or

                  (c) by NationsBank (if it is not in breach of any of its obligations hereunder) pursuant to notice in the event of a breach or failure by Charter that would cause a failure of the conditions in
         Section 9.03, which breach or failure has not been, or cannot be, cured within 30 days after written notice of such breach is given to Charter; or

                  (d) by Charter (if it is not in breach of any of its obligations hereunder) pursuant to notice in the event of a breach or failure by NationsBank that would cause a failure of the conditions in
         Section 9.02, which breach or failure has not been, or cannot be, cured within 30 days after written notice of such breach is given to NationsBank; or

                  (e) by NationsBank if the stockholders of Charter fail to approve the Merger at the Stockholder's Meeting; or

                  (f) by Charter if (i) there shall not have been a material breach of any covenant or agreement on the part of Charter under this Agreement and (ii) prior to the Effective Time, a corporation, partnership, person or other entity or group shall have made a bona fide Acquisition Proposal that the Charter Board determines in its good faith judgment and in the exercise of its fiduciary duties, based as to legal matters on the written opinion of legal counsel and as to financial matters on the written opinion of an investment banking firm of national reputation, is more favorable to the Charter stockholders than the Exchange Ratio and the Merger and that the failure to terminate this Agreement and accept such alternative Acquisition
         Proposal would be inconsistent with the proper exercise of such fiduciary duties; provided, however, that termination under this clause
         (ii) shall not be deemed effective until payment of the Termination Fee required by Section 8.15; or

                  (g) By Charter, if its Board of Directors determines by a vote of a majority of the members of its entire Board, at any time during the ten-day period commencing two days after the Determination Date, if either:

                  (x) both of the following conditions are satisfied:

                                    (1)  the  Average   Closing   Price  on  the
                           Determination Date of shares of NationsBank Common Stock shall be less than $56.419; and

                                    (2) (i) the  quotient  obtained  by dividing
                           the Average Closing Price on the Determination Date by $66.375 (such number being referred to herein as the "NationsBank Ratio") shall be less than (ii) the quotient obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date and subtracting 0.15 from the quotient in this clause (x)(2)(ii) (such number being referred to herein as the "Index Ratio"); or

                  (y) the Average Closing Price on the Determination Date of shares of NationsBank Common Stock shall be less than $53.100;

For purposes of this Section 10.01(g), the following terms shall have the meanings indicated:

                  "Average Closing Price" shall mean the average of the daily closing sales prices of NationsBank Common Stock as reported on the NYSE-Composite Transactions List (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as chosen by NationsBank) for the ten consecutive full trading days in which such shares are traded on the NYSE ending at the close of trading on the Determination Date.

                  "Determination Date" shall mean the date on which the Federal Reserve Board (or its delegate) shall have issued its order approving the Merger.

                  "Index Group" shall mean the 20 bank holding companies listed below, the common stocks of all of which shall be publicly traded and as to which there shall not have been, since the Starting Date and before the Determination Date, any public announcement of a proposal for such company to be acquired or for such company to acquire another company or companies in transactions with a value exceeding 25% of the acquiror's market capitalization. In the event that any such company or companies are removed from the Index Group, the weights (which have been determined based upon the number of outstanding shares of common stock) will be redistributed proportionately for purposes of determining the Index Price. The 20 bank holding companies and the weights attributed to them are as follows:

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             Bank Holding Companies                                Weighting

             Boatman's Bancshares, Inc.........................       2.72%
             Citicorp..........................................       9.01
             BankAmerica Corporation...........................       7.84
             Chase Manhattan Corporation.......................       9.29
             J.P. Morgan & Co. Incorporated....................       3.98
             BancOne Corporation...............................       8.29
             Norwest Corporation...............................       7.16
             First Union Corporation...........................       5.89
             Bank of New York Company..........................       4.09
             KeyCorp...........................................       5.03
             SunTrust Banks, Inc...............................       2.40
             Wachovia Corporation..............................       3.61
             Mellon Bank Corporation...........................       2.99
             First Bank System, Inc............................       2.70
             PNC Bank Corp.....................................       7.12
             First Chicago NBD Corporation.....................       6.75
             Barnett Banks, Inc................................       2.01
             Bankers Trust New York Corp.......................       1.67
             Fleet Financial Group.............................       3.00
             Corestates Financial Corp.........................       4.44
                                                                    ------

             Total.............................................     100.00%
                                                                    =======



                  "Index Price" on a given date shall mean the weighted average (weighted in accordance with the factors listed above) of the closing prices of the companies composing the Index Group.

                  "Index Price on the Starting Date" shall mean $48.67.

                  "Starting Date" shall mean January 17, 1996.

         If any company belonging to the Index Group or NationsBank declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares, or similar transaction between the Starting Date and the Determination Date, the prices for the common stock of such company or NationsBank shall be appropriately adjusted for the purposes of applying this
Section 10.01(g).

         10.02 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 10.01, this Agreement shall become void and have no effect, except that (i) the provisions of Section 8.01(d), 8.15 and Section 11.01 shall survive any such termination and abandonment; (ii) no party shall be relieved or released from any liability arising out of an intentional breach of any provision of this Agreement; (iii) in the event Charter shall have completed the Redemption, at the request of Charter, NationsBank will purchase up to $700,000 of Charter's 8% subordinated notes with the shortest maturity and bearing such other terms as shall be necessary for such indebtedness to qualify for Tier 2 treatment under Federal

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Reserve Board risk-based guidelines and (iv) if Charter has prepaid the American
National Insurance Company loan as required by Section 8.18, NationsBank will reimburse Charter any prepayment premium and, at Charter's request, will make or cause a Subsidiary to make a loan to Charter in the amount and on substantially the terms as the prepaid loan.

         10.03 Non-Survival of Representations, Warranties and Covenants Following the Effective Time. Except for Articles III and IV and Sections 8.07,
8.08 and 8.17, none of the respective representations, warranties, obligations, covenants and agreements of the parties shall survive the Effective Time.

                                   ARTICLE XI

                               GENERAL PROVISIONS

         11.01 Expenses. Except as provided in Section 8.15, Unless otherwise agreed by the parties in writing, each party hereto shall bear its own expenses incident to preparing, entering into and carrying out this Agreement and to consummating the Merger and NationsBank shall pay all printing expenses and filing fees incurred in connection with this Agreement, the Registration Statement and the Proxy Statement.

         11.02 Entire Agreement. Except as otherwise expressly provided herein, this Agreement contains the entire agreement between the parties hereto with respect to the transactions contemplated hereunder and thereunder, and such agreements supersede all prior arrangements or understandings with respect thereto, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors. Other than Section 8.07, nothing in this Agreement, expressed or implied, is intended to confer upon any individual, corporation or other entity, other than NationsBank, Charter and the Bank or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.
         11.03 Amendments. To the extent permitted by law, this Agreement may be amended by a subsequent writing signed by each of NationsBank and Charter; provided, however, that the provisions hereof relating to the manner or basis in which shares of Charter Common Stock or Charter Special Common Stock will be exchanged for the Merger Consideration shall not be amended after the Stockholders' Meeting without any requisite approval of the holders of the issued and outstanding shares of Charter capital stock entitled to vote thereon.

         11.04 Waivers. Prior to or at the Effective Time, each of NationsBank and Charter shall have the right to waive any default in the performance of any term of this Agreement by the other, to waive or extend the time for the compliance or fulfillment by the other of any and all of the other's obligations under this Agreement and to waive any or all of the conditions precedent to its obligations under this Agreement, except any condition which, if not satisfied, would result in the violation of any law or applicable governmental regulation.

         11.05 No Assignment. None of the parties hereto may assign any of its rights or delegate any of its obligations under this Agreement to any other person or entity. Any such purported assignment or delegation that is made without the prior written consent of the other parties to this Agreement shall be void and of no effect.

         11.06 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, or by registered or certified mail, postage prepaid to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

 Charter:                  Charter Bancshares, Inc.
                           2600 Citadel Plaza Drive
                           Houston, Texas 77008

                           Attention:  Jerry E. Finger, Chairman
                           Telecopy: (713) 691-7578

Copy to Counsel:           L. Proctor Thomas III
                           Baker & Botts, L.L.P.
                           One Shell Plaza
                           Houston, Texas 77002
                           Telecopy: (713) 229-1522

                           Michael A. Roy
                           General Counsel
                           Charter Bancshares, Inc.
                           2600 Citadel Plaza Drive, Suite 600
                           Houston, Texas 77008
                           Telecopy: (713) 691-7578

NationsBank:               NationsBank  Corporation
                           NationsBank Corporate Center
                           Charlotte, North Carolina 28255

                           Attention: Frank L. Gentry
                           Executive Vice President
                           Telecopy: (704) 386-6416

Copy to Counsel:           NationsBank Corporation
                           NationsBank Corporate Center
                           Charlotte, North Carolina 28255

                           Attention: Paul J. Polking
                           General Counsel
                           Telecopy: (704) 386-6453

         11.07 Specific Performance. The parties hereby acknowledge and agree that the failure of either party to fulfill any of its covenants and agreements hereunder, including the failure to take all such actions as are necessary on its part to cause the consummation of the Merger, will cause irreparable injury for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of the other party's obligations or any arbitration award hereunder and to the granting by any such court of the remedy of the specific performance hereunder.

         11.08 Governing Law. This Agreement shall in all respects be governed by and construed in accordance with the laws of the State of Delaware.

         11.09 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

         11.10 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

         11.11 Severability. In the event that any one or more of the provisions contained in this Agreement, or in any other instrument referred to herein, shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other such instrument.

         IN WITNESS WHEREOF, NationsBank and Charter have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                     NATIONSBANK CORPORATION


                                     By: /s/ Frank L. Gentry
                                        Executive Vice President

                                     CHARTER BANCSHARES, INC.


                                     By: /s/ Jerry E. Finger
                                         Chairman and Chief Executive Officer



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